Exhibit 1

Brookfield

Interim Report Q3 2011

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
OPERATING RESULTS
Per fully diluted share
Net operating cash flow	$0.35	$0.57	$1.18	$1.70
Net income	0.36	0.16	2.03	0.53
Total (MILLIONS)
Net operating cash flow	$241	$354	$814	$1,047
Net income
Total	716	342	2,714	1,124
For Brookfield shareholders	253	112	1,369	365

		As At
		Sep. 30 2011	Jun. 30 2011	Dec. 31 2010
SHARE VALUES
Per fully diluted share
Intrinsic value[1]		$37.93	$39.31	$37.45
Net tangible asset value[2]		31.88	33.26	30.96
Total (MILLIONS)
Intrinsic value[1]		$24,118	$25,069	$22,261
Net tangible asset value[2]		20,118	21,069	18,261

1.	Represents net tangible asset value (see Note 2) plus the estimated value of the company’s asset management franchise, as at September 30, 2011, June 30, 2011, and December 31, 2010
2.	Reflects carrying values on a pre-tax basis prepared in accordance with procedures and assumptions utilized to prepare the company’s IFRS financial statements, adjusted to reflect asset values not recognized under IFRS (see Management’s Discussion and Analysis of Financial Results) as at September 30, 2011, June 30, 2011, and December 31, 2010

LETTER TO SHAREHOLDERS

Overview and Environment

During the quarter, concerns with European sovereign debt and slowing economic growth in the United States continued to undermine business, credit and equity market confidence. Despite this, we made good progress in executing our business plans, and while periods such as these are more challenging for everyone, this type of market favours our style of investing.

In our operating businesses, we continue to generate strong cash flow, and are fortunate to have many ways to put it to use. This includes investing in our current operations, expanding capacity and new acquisitions. Many quality companies that find themselves overleveraged are unable to refinance, as they do not have access to capital, and may be forced to sell assets. Overall, this favours large scale global businesses that are in a position to invest, and should result in better returns on capital that is put to work during this period.

We continue to see the U.S. economy emerging slowly from the crisis that played out in 2008, and European nations are working through their problems. We expect to find opportunities to acquire quality international assets from European companies endeavoring to deleverage their balance sheets. We are working with a number of excellent companies to assist them in this regard.

Q3 2011 INTERIM REPORT    1

We are experiencing growth across most of our businesses, and the outlook in Brazil, Australia and Canada is still strong. Our observations on commodities-focused businesses, gained from working with many companies in the sector across our operations, is that most continue to move ahead on expansion plans, after concluding that recent volatility does not take away from an attractive long-term outlook for their products.

We are fortunate to have a global operation that is well capitalized, with backing from both public shareholders and private investors in our funds. The international nature of our business allows us to carefully select where we allocate capital, allowing us to invest where valuations are lower, or growth is positive, or preferably where both of these conditions exist. In this environment, our global scope is more important than it has ever been to execute attractive transactions.

We recently held an investor day in New York to tell our story and listen to our investors. We appreciate the effort many of you made to participate. For those of you who were unable to attend, the presentation is posted on our website, and a webcast of the event is available.

Operations

In general, our businesses performed as expected with very stable cash flows from most of our operations, although the more cyclical businesses continue to be affected by slow economic conditions. Net operating cash flow was $241 million for common shareholders.

Renewable Power

We had a strong third quarter in our power operations reflecting good water levels and the long-term contracts we have in place for most of our portfolio. We are advancing three new wind projects, in California, Ontario and New Hampshire, all of which will be completed and operating shortly. We recently financed our New Hampshire wind project for 20 years at a fixed coupon of 3.75%, and we announced a merger of our privately owned power assets with those of our publicly-listed power fund in Canada. This transaction will be voted on by unitholders later this month, following a favourable vote of bondholders in late October. There is more on this later in this letter, but we are excited about the opportunity to establish a well-capitalized listed global entity to provide long-term equity capital for this business to grow.

Infrastructure

Our infrastructure business performed on target with increases in cash flow in many of our operations. Timber results were good, utility results were stable and pipeline performance was off due to the low natural gas prices in the U.S. We signed a definitive agreement to purchase a majority interest in 33 kilometres of toll roads around Santiago, Chile for approximately $750 million and funded the equity commitment of $340 million through our Infrastructure Fund. These toll roads were acquired from a Spanish construction company and form an integral part of the Santiago ring road. We also closed on the acquisition of the 39 kilometre electricity transmission cable connecting Long Island, New York to Connecticut for $190 million. Called the Cross Sound Cable, this line is very strategic to a power constrained island in one of the most highly populated regions of the United States. To fund our growth initiatives, we raised approximately $660 million in a well-received sale of equity by our public infrastructure partnership. We invested approximately $200 million in this offering to maintain our 30% share in the partnership.

Commercial Properties

In our commercial property operations, office and retail cash flows continued to increase. Corporations are actively making leasing decisions, and as a result, we are experiencing strong rents in our major properties, with uplifts on most leases as they rollover. We leased 3.8 million square feet of office space since the second quarter including a lease with Talisman in Calgary for 527,000 square feet. During the quarter, we acquired a further 20% interest in our U.S. Office Fund, adding $1 billion of property assets to the portfolio. In addition, we sold three non-core retail centres in the U.S. Subsequent to the quarter end, we acquired 49% of one of the office towers at the World Financial Center and renewed a lease with the Bank of America for 767,000 square feet in New York. We also acquired an office property in Bethesda, Maryland for $150 million and sold an office property in Jersey City for $378 million

2    BROOKFIELD ASSET MANAGEMENT

after acquiring and re leasing it over the past six years, at a record price for an office building in the State. Since the second quarter, we refinanced approximately $3 billion of mortgages on a long-term basis at historically low rates. In our opportunistic investment Funds, we acquired a number of multi-family properties in the U.S., bringing the total number of units purchased over the past three years to 12,000 units.

In Dubai, United Arab Emirates, where we have long-standing construction relationships, we partnered with the Investment Corporation of Dubai, a leading government agency, to establish a $1 billion platform to make opportunistic real estate investments in one of the most dynamic states in the Middle East. We committed $100 million to this initiative, as did our partner.

Growth in Renewable Power Generation

Over the last 10 years, the renewable power generation sector has become a meaningful component of the global energy supply. We believe that this trend will continue, given the challenges faced by competing technologies such as coal or nuclear generation and the desire for cleaner energy and self-sufficiency pursued by many governments. During the same period, we built out our global renewable power operations to include market-leading businesses in three of the more attractive energy markets in the world: Canada, the U.S. and Brazil. Each of these markets has favourable supply/demand dynamics and significant barriers to entry.

Today, we own over 4,400 megawatts of installed capacity, including 168 hydroelectric facilities on 67 river systems, as well as two wind farms, with assets under management of approximately $16 billion. We also have approximately $1.2 billion of projects under construction, consisting of three wind farms and four hydro facilities. These projects are scheduled to be commissioned between 2011 and 2013, and in total will add 400 megawatts of capacity to our operating base. We also have a further 2,000 megawatts of development projects, which, depending on our ability to obtain the necessary approvals, will add meaningfully to our operations over the next 10 years.

With most of our portfolio contracted with high quality, credit worthy counterparties, our renewable power business produces stable cash flows, which, combined with our low cost of generation, results in very substantial operating margins. Despite relatively low average power prices, which reflect the fact that natural gas prices and economic activity are at cyclical lows, our power operations have been generating strong cash flows. A substantial part of this outperformance reflects the requirement for renewable power mandated by a number of governments, which enables us to negotiate replacement cost contracts for renewable power even though natural gas prices remain low.

With one of the largest global, privately owned pure play renewable power businesses, strong regional platforms and our organization’s global reach, we are very well positioned to continue to grow this business. We plan to expand in our core markets and technologies, while opportunistically looking for new markets to complement our current footprint. Our focus will remain on building our hydroelectric asset base, as we believe that it represents the premier source of power generation. We will also selectively and prudently build our wind business, adding to the 600 megawatts we will have in operation shortly.

Most notably in the third quarter, we announced a plan to combine our renewable power businesses into a single, publicly-listed entity which will carry on business under the name of Brookfield Renewable Energy Partners, or BREP. We expect that upon launch, BREP will be one of the largest pure-play renewable businesses in the world, with fully-contracted cash flows, an attractive distribution profile, enhanced access to capital and strong growth prospects.

The principal benefit of this combination is that it establishes a large sector-specific flagship entity, similar to what we have done with our infrastructure business. The initial response to the announcement has been positive, which confirms to us that this business continues to appeal to a broad range of investors. Furthermore, dual listings on the Toronto and New York stock exchanges are expected to provide enhanced liquidity and access to capital, allowing BREP to compete very effectively for new growth opportunities.

It is important to note that the creation of BREP does not diminish our economic interest in the renewable power business nor our alignment with other unitholders, as we will own just over 70% of this entity upon formation. Furthermore, Brookfield will retain the upside (and downside) associated with long-term power prices on those assets not contracted to external counterparties and owned at the creation of this entity. This will position BREP with a stable and growing cash flow profile that can pay strong distributions for the foreseeable future, while offering us substantial upside based on the belief that power prices will increase over the longer term.

Q3 2011 INTERIM REPORT    3

Strength in Canadian Operations

During the last five years when many countries, most notably in the developed world, have encountered tougher times, Canada has prospered. The economy has withstood most of the shocks, the country’s banks are conservatively capitalized and the large institutional investors have built great brands as they have utilized this environment to expand internationally. While Canada is still highly dependent on its trading relationship with the United States, its resource base has served to substantially offset the U.S. slowdown.

The economic value of Canada’s natural resource base is enormous, in particular when compared to a population of only 35 million people. These resources include approximately 175 billion barrels of recoverable oil, which have a value of many trillions of dollars. With this large oil resource, Canada ranks third in the world behind Saudi Arabia and Venezuela. The main difference is that Canada’s oil resources keep expanding, and Saudi Arabia and Venezuela’s are being depleted. As a result, it is quite possible that in our lifetimes, Canada will be the largest owner of recoverable oil in the world.

Furthermore, Canada is located next to the largest economic power in the world, and is well positioned to trade with growing Asian economies. In the early 1990s, Canada and the United States passed a free trade agreement which led to a substantial integration of the Canadian economy with the United States. This has been tremendously beneficial to Canada for over 15 years; although recently, this integration has placed some stress on a number of manufacturing businesses because of the increase in the value of the Canadian dollar. Despite this, the Canadian economy has been resilient, housing has been strong and the economy looks like it will do better than most developed economies of the world over the next five years.

In total, we have approximately 15% of our total assets under management and approximately 20% of our balance sheet capital invested in Canada. More importantly, given our history of starting many of our various businesses in Canada, we enjoy excellent relations with the country’s banks and other financial institutions for raising capital in Canada, and a strong local brand. We currently employ 3,000 people within our Canadian operations. We are expanding each of our businesses in Canada, although, given the scale we already have, and the lack of opportunities to invest in restructuring situations, the largest share of our capital investments today are directed elsewhere in the world. These operations can be summarized as follows:

Renewable Power: These operations are located in Quebec, Ontario and British Columbia, which combined have the largest water resources in the country. We own approximately $5 billion of assets represented by 32 hydro facilities with over 1,300 megawatts of capacity on 18 river systems, most of which are inter-connected with the U.S. northeast power markets. We also own two operating wind facilities with 240 megawatts of capacity and have a 166 megawatt wind project which will enter commercial operations before year end. A large portion of our power is sold under long-term contracts, but we also have a marketing operation that sells this power in the Canadian and northeast U.S. markets.

Office Properties: We own approximately $4.5 billion of office properties, one of the highest quality portfolios in Canada, with 34 properties totaling approximately 26 million square feet in Toronto, Calgary, Ottawa and Vancouver. Our portfolio includes Brookfield Place and First Canadian Place in Toronto, as well as Bankers Hall and Suncor Centre in Calgary. In 2009 we completed the Bay Adelaide Centre, a 1.2 million square foot Class AAA office tower in downtown Toronto, which is almost 90% leased, and also have the ability to construct two other towers on the site.

Infrastructure: We own a 550 kilometre transmission system in northern Ontario, 765,000 acres of timber in New Brunswick and 634,000 acres of very high value timberlands in British Columbia that ship a meaningful portion of their production to Asia. We are the equity owners of a government facility being built in British Columbia and expect to participate in a number of other 3P projects as either contractor, owner, financial partner, or all three.

Residential Properties: We own more than $1 billion of development land comprised of 56,000 residential lots, largely within the city limits of Calgary and Edmonton where we develop master-planned communities. We deliver approximately 25% of the lots for houses built within each city on an annual basis. For those who do not know Canada, these cities are in Alberta, at the heart of the Canadian oil and gas industry.

4    BROOKFIELD ASSET MANAGEMENT

Private Equity: We try to be a preferred partner to businesses with strong operations, which are in need of financing. We have a large scale special situations and bridge lending business in Canada, and provide tailored financial packages in corporate reorganizations. Our larger investments currently include: a limestone mine located in the heart of the oil sands in northern Alberta which owns one of the largest concentrations of aggregates and mineral rights in Canada; two oriented strand board (“OSB”) companies called Norbord and Ainsworth (OSB is a competitive substitute for plywood used in construction of homes); and a lumber producer called Western Forest Products, operating on the west coast of Canada.

Services: In addition to the operations in our core businesses, we own a number of service businesses in Canada, many of which we also operate on a global basis. We have a large specialist advisory firm focused on real estate and infrastructure; the largest home sales brokerage company in Canada with 15,000 agents; the largest executive relocation business in Canada; and the largest property services company in Canada, managing close to 135 million square feet of facilities for corporations and governments which outsource their premises to us. We also recently relocated a number of executives from our global construction business to Canada to launch these operations in Canada. Our focus, like elsewhere in the world, will be property and infrastructure projects.

Canada is one of the more attractive developed countries in the world today with a positive future because of its resource base, free trade agreement with the U.S., rule of law, solid and sophisticated banking system, and a government and central bank that have made tough decisions on spending, taxes and monetary policy. We feel fortunate to have a very large investment in Canada in virtually all of our businesses and will continue to grow these operations where opportunities become available.

Business Flexibility

We believe that one of the greatest assets we have is the flexibility which we are accorded by our shareholders to allocate our capital to the opportunities which we feel will produce the greatest returns for you over the long-term. This flexibility is incredibly valuable as sometimes we can do things which others cannot because they are constrained by their mandates.

Pressure to invest capital in a specific sector or market is the bane of the investment business, as it can lead to overpaying for assets. In contrast, a shortage of capital in uncertain times often provides great opportunities for investors who can see through the short- term issues. It is not a guarantee, but it generally offers valuations that can provide a substantial margin of safety. Our access to capital provides various elements of optionality, which are summarized below.

•

Flexibility to move capital globally – Within reason and within the areas of our expertise, we can direct our investment capital towards markets where returns are the most attractive. Access to global capital can add substantial returns to a portfolio. Today our major value focus is Europe; in 2008 it was the U.S.; in 2006 it was Australia; and in 2003 it was Brazil. This flexibility often adds very substantially to risk/reward returns over the longer term.

•

Flexibility to reallocate resources where they are needed – We have the ability to reallocate our people and other corporate resources to geographic regions where we see opportunities. An example of this is the number of senior people we have reallocated to Europe in the past few years to capitalize on opportunities we expect to indentify in this market.

•

Flexibility to build or buy – Because we have operating and development capabilities, we are able to either develop new projects or acquire assets. We always weigh new-build opportunities against acquisitions as it is almost always lower risk to buy at a discount to cost as opposed to developing ourselves. Our construction and development capabilities also give us the added benefit of keeping our underwriting standards sharp because we are always in touch with the replacement cost of assets.

•

Repurchase of our own assets – Given we have many partners, funds and public companies, we always weigh increasing ownership of existing assets through buying the shares of our publicly listed operations against investing capital in external opportunities. Repurchasing our own assets is always less risky, although acquisitions are sometimes attractive because assets can often be purchased at less than tangible value and often a “franchise” comes along for no cost.

•

Diversified access to many types of financing – Given the scale of our businesses, we have relationships with most major financial organizations in the world and therefore can access capital in different forms. This enables us to obtain financing from a wide variety of capital markets.

Q3 2011 INTERIM REPORT    5

•

Access to both public and private equity capital – We have access to both the public markets through our public entities and the institutional market through our funds. After decades of building these contacts, relationships and track record, we enjoy flexibility in accessing capital.

Overall, we continue to build the organization based on maintaining this flexibility to ensure a low-risk way to earn solid returns.

Summary

We remain committed to investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while emphasizing downside protection of the capital employed.

Our primary objective continues to be generating increased cash flows on a per share basis, and as a result, creating higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments or ideas.

J. Bruce Flatt

Chief Executive Officer

November 11, 2011

6    BROOKFIELD ASSET MANAGEMENT

FINANCIAL INFORMATION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Part 1	Financial Review	8

Part 2	Review of operations	21

Part 3	Analysis of Consolidated Financial Statements	47

Part 4	Supplemental Information	64

Q3 2011 INTERIM REPORT    7

PART 1 — FINANCIAL REVIEW

OVERVIEW

Brookfield is a global alternative asset manager with approximately $150 billion in assets under management. We have over a 100-year history of owning and operating assets with a focus on renewable power, property, infrastructure and private equity. Our business model is simple: utilize our global reach to identify and acquire high quality real assets at favourable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets through our leading operating platforms to earn reliable, attractive long-term total returns for the benefit of our partners and ourselves. We have a range of public and private investment products and services, which leverage our expertise and experience and provide us with a distinct competitive advantage in the markets where we operate. Brookfield is co-listed on the New York, Toronto and NYSE Euronext stock exchanges.

We create value for shareholders in the following ways:

•	As an owner-operator, we aim to increase the value of the assets within our platforms and the cash flows they produce through our operating expertise, development capabilities and effective financing;

•

As an investor and capital allocator, we strive to invest at attractive valuations, particularly in distress situations that create opportunities for superior valuation gains and cash flow returns, or by monetizing assets at appropriate times to realize value; and

•

As an asset manager, by performing the foregoing activities not just with our own capital, but also with that of our clients. This enables us to increase the scale of our operations, which differentiates us from others, and enhances our financial returns through base management fees and performance-based income.

Our primary financial objective is to increase the intrinsic value of Brookfield, on a per share basis, at a rate in excess of 12% when measured over the longer term. Our intrinsic value has two main components:

•

The net tangible asset value of our equity. This is based on the appraised value of our net tangible assets as reported in our audited financial statements, with adjustments to eliminate deferred income taxes and revalue the assets which are not otherwise carried at fair value in our financial statements. We refer to this as Net Tangible Asset Value and use this basis of presentation throughout the MD&A; and

•

The value of our asset management franchise. Asset management franchises are typically valued using multiples of fees or assets under management. We have provided an assessment of this value, based on our current capital under management, associated fees and potential growth. We refer to this as Asset Management Franchise Value. This value, together with Net Tangible Asset Value, forms what we call Intrinsic Value. We provide a number of key metrics to assist in valuing this component of our intrinsic value.

The foregoing does not include our overall business franchise, which to us represents our ability to maximize values based on our extensive operating platforms and global presence, our execution capabilities, and relationships which have been established over decades. This value has not been quantified and is not reflected in our calculation of Intrinsic Value but may be the most valuable part of our business.

Net operating cash flow is another important metric for us, as it serves as an important benchmark for valuing many of our assets and our operational efficiency. We provide additional information on how we determine Intrinsic Value, Net Tangible Asset Value and Net Operating Cash Flow in the balance of this document. We provide a reconciliation between Net Operating Cash Flow and Net Income and both Intrinsic Value and Net Tangible Value to Common Equity in the Reconciliation Between Consolidated and Segmented Financial Information on pages 58 to 63.

8    BROOKFIELD ASSET MANAGEMENT

Statements of Affairs

The following table summarizes the assets that we manage for ourselves and our clients along with the intrinsic value of our invested capital and our share of net operating cash flows on a segmented basis:

	Assets Under Management		Brookfield’s Invested Capital		Net Operating Cash Flow
AS AT SEP. 30, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2011	2010	2011	2010	2011		2010
Asset management and other services	$2,369	$1,930	$1,670	$1,800	$124		$90
Operating platforms
Renewable power generation	15,474	15,835	7,495	7,492	62		46
Commercial properties	73,405	53,369	9,754	6,909	141		83
Infrastructure	16,259	16,634	2,050	1,905	42		37
Development activities	14,009	9,351	3,224	3,184	18		77
Private equity and finance	20,304	21,390	1,860	2,155	21		50
Cash and financial assets	1,901	1,850	1,721	1,543	8		126
Other assets	1,457	1,199	707	919	–		–

	$145,178	$121,558	28,481	25,907	416		509

Less: Corporate borrowings/interest			(3,320)	(2,905)	(49)		(43)
Contingent swap accruals			(949)	(858)	(28)		(25)
Accounts payable and other/expenses			(1,563)	(1,556)	(89)		(79)
Preferred shares and capital securities			(2,531)	(2,327)	(9)	[1]	(8)	[1]

Net tangible asset value of common equity			20,118	18,261	241		354
Asset management franchise value			4,000	4,000	n/a		n/a

Intrinsic value/Net operating cash flow			$24,118	$22,261	$241	[1]	$354	[1]
– Per share			$37.93	$37.45	$0.35		$0.57

1.	Prior to preferred share dividends of $26 million (2010 – $18 million) which have been deducted in per share results

Total Return and Intrinsic Value

The following table allocates the components of total return and our intrinsic value by segment during the third quarter of 2011:

	Components of Total Return				Continuity of Intrinsic Value
FOR THE THREE MONTHS ENDED SEP. 30, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Net Operating Cash Flow		Valuation Gains/ Losses	Total Return	Opening Intrinsic Value	Total Return	Capital Allocation		Foreign Currency Revaluation	Closing Intrinsic Value
Asset management and other services	$124		$(167)	$(43)	$2,658	$(43)	$(137)		$(101)	$2,377
Renewable power	62		(63)	(1)	7,879	(1)	44		(427)	7,495
Commercial properties	141		371	512	9,613	512	(128)		(243)	9,754
Infrastructure	42		135	177	1,983	177	(18)		(92)	2,050
Development	18		(16)	2	3,594	2	(117)		(255)	3,224
Private equity and finance	21		(39)	(18)	1,930	(18)	(9)		(43)	1,860
Cash and financial assets	8		(103)	(95)	1,763	(95)	61		(8)	1,721

Total invested capital	416		118	534	29,420	534	(304)		(1,169)	28,481
Corporate obligations	(201)	[1]	(93)	(294)	(8,351)	(294)	158		124	(8,363)

Net tangible asset value	215		25	240	21,069	240	(146)	[2]	(1,045)	20,118
Asset management franchise	–		–	–	4,000	–	–		–	4,000

Common equity	$215		$25	$240	$25,069	$240	$(146)	[2]	$(1,045)	$24,118
– Per share	$0.35		$0.02	$0.37	$39.31	$0.37	$(0.23)		$(1.52)	$37.93

1.	Includes preferred share dividends of $26 million
2.	Represents share dividends of $79 million and common shares repurchased of $67 million

Note: The foregoing tables exclude accounting provisions for deferred tax liabilities and include management estimates of the value of items not otherwise carried at fair value in our financial statements

Q3 2011 INTERIM REPORT    9

PERFORMANCE HIGHLIGHTS

We recorded solid financial and operational performance during the third quarter of 2011, and achieved a number of important growth objectives. The following is a summary of the more important highlights, with a particular emphasis on those that impacted our financial results and which may be likely to influence our future performance:

•	Net operating cash flow was $465 million on a consolidated basis, of which $241 million ($0.35 per share) accrued to Brookfield shareholders.

We achieved improved results in most of our operations, although these were partially offset by the results from our more cyclical businesses and some of our financial assets which were below our long-term expectation. We experienced favourable water flows in our power generating operations and achieved strong leasing results in our commercial office and retail businesses.

•	Invested capital was virtually unchanged during the quarter prior to the impact of foreign currency fluctuations.

We generated a total return prior to currency variances of $240 million, which was derived mostly from operating cash flow. Valuation gains from our commercial properties and infrastructure assets were offset by negative mark-to-markets on energy and interest rate contracts. Volatility in the exchange rates for the Australian, Brazilian and Canadian currencies against the U.S. dollar decreased our net invested capital by approximately $1 billion, although approximately half of this has reversed as at the date of this report.

•	We continued to expand our asset management franchise.

We are in the process of establishing a managed listed fund to own our global renewable power operations, that is expected to have an initial market capitalization of approximately $6 billion. We also announced a partnership with the Investment Corporation of Dubai to form a platform for investing in real estate with expected commitments of $1 billion. We are in the process of raising capital for eight funds with the objective of obtaining total third party commitments of approximately $5 billion. We issued $460 million of additional equity to co-investors from Brookfield Infrastructure Partners in October, increasing our fee bearing capital under management.

•	We completed $6.1 billion of capital raising initiatives in the third quarter of 2011, bringing the total to $22.1 billion for 2011.

We continue to accelerate refinancing initiatives to take advantage of the current low interest rate environment and extend our maturity profile. These activities enhanced our liquidity, refinanced near-term maturities and funded new investment initiatives. Core liquidity was $4.1 billion at September 30, 2011.

•	Our operating teams completed a number of important initiatives to increase the values and cash flows of our assets.

We acquired assets with a total value of $2.3 billion, which enabled us to invest $1.9 billion of capital, to expand our asset base and cash flows across all of our operating segments. This includes the purchase of interests in two office properties in Melbourne and Perth. We signed nearly four million square feet of new commercial office leases, bringing the year-to-date total to more than eight million square feet, and have a further six million square feet in serious discussions. We also reached agreement to acquire two key toll roads in Santiago, Chile at a gross purchase price of $750 million. Our Brazilian residential businesses completed R$913 million of launches and contracted sales of R$1,330 million, reflecting continued growth in this market and our U.S. retail mall interests benefitted from continued sales growth and better leasing.

•	We are working on a number of attractive growth opportunities, including expansion of our existing operations and potential acquisitions.

We completed a major long-term contract that will enable us to commence a nearly A$600 million expansion in our Western Australian rail lines and are also pursuing an expansion of our coal terminal in Eastern Australia. We have commenced construction of a $750 million transmission line in Texas and have a number of capital projects in our South American transmission and UK connections businesses. In our renewable power business, we have eight projects in advanced stages of development with an estimated cost of $1.4 billion that will have approximately 500 megawatts of installed capacity and annual expected generation of 1,500 gigawatt hours. Commercial office development activities are focused on five projects comprising approximately nine million square feet and a total value of approximately $7 billion. Our U.S. retail operation is in the process of spinning off a portfolio of 30 non-core retail malls in order to focus on its core fortress mall portfolio.

10    BROOKFIELD ASSET MANAGEMENT

•	We announced a major initiative to combine our renewable power assets into a single global listed entity.

This entity, to be named Brookfield Renewable Energy Partners (“BREP”), is expected to be listed on the New York and Toronto stock exchanges, with a market capitalization of approximately $6 billion, a stable cash flow profile, and an attractive distribution profile. The launch of this entity is a major step forward in the further expansion of our asset management activities. We believe BREP will have favourable access to capital to fund the substantial anticipated growth of our renewable power business on an accretive basis to unitholders thereby providing long-term value creation for both Brookfield and unitholders.

Net Operating Cash Flow

The following table sets out our net operating cash flows for the quarter on a segmented basis:

	Three Months Ended September 30		Nine Months Ended September 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2011	2010	2011	2010

Asset management and other services	$124	$90	$299	$239
Renewable power generation	62	46	177	308
Commercial properties
Office	81	83	209	256
Retail	60	–	158	(1)
Infrastructure	42	37	148	101
Development activities	18	77	57	122
Private equity and finance	21	50	175	220
Investment and other income	8	126	100	254

	416	509	1,323	1,499

Unallocated costs:
Interest expense	(86)	(76)	(256)	(229)
Operating costs	(86)	(66)	(249)	(205)
Current income taxes	(3)	(13)	(4)	(18)

Net operating cash flow	$241	$354	$814	$1,047
– Per share	$0.35	$0.57	$1.18	$1.70

Net operating cash flow was $241 million during the quarter compared to $354 million during the same quarter last year. Our operations achieved improved results in almost all areas, however investment and other income declined due to the impact of market related financial asset valuations. The current quarter benefitted from currency exchange rates for non-U.S. operations that were on average higher than during the 2010 period. Retail operations reflect our share of the net operating cash flow generated by General Growth Properties. In addition, the 2010 period included a higher level of gains in our private equity and opportunity investment activities.

Asset management and other services: Base management fees were unchanged and continue to track at an annualized rate of approximately $190 million and overall fees include $20 million of success fees. Construction services contributed $30 million, similar to the 2010 quarter.

Renewable power generation: The results for the current quarter include a $12 million gain on the partial monetization of a wind facility. Excluding this item, net operating cash flow increased to $50 million from $46 million. The increase reflects a $21 million increase in net operating income from increased generation, offset by a $16 million increase in the proportion of cash flow attributable to non-controlling interests following the sale of a portion of our interest in our Canadian power operations as well as the increased level of cash flow in which they participate. Generation increased by 27% compared to the 2010 quarter, benefitting from a return to long-term average water flows, while realized prices declined by 11%.

Q3 2011 INTERIM REPORT    11

Office properties: The contribution, excluding dividends from Canary Wharf Group (“Canary Wharf”), was $65 million compared to $57 million in 2010. The increase reflects the impact of properties acquired since the 2010 quarter, offset by a reduced interest in the Australian portfolio and the impact of lease expiries at the end of 2010. The dividend from Canary Wharf was $16 million in the current quarter compared to $26 million in 2010.

Retail properties: Our investment in General Growth Properties contributed $57 million during the quarter. General Growth continues to increase its cash flows through higher lease rates, better occupancy, reduced costs and lowered financing charges by actively refinancing debt.

Infrastructure: Utilities results improved slightly, reflecting an increase in regulated returns secured last year and incremental transaction-based income in our UK connections business. Transport and energy results declined modestly reflecting the adverse impact of lower gas prices on our North American gas pipeline operations and lower volumes in our Western Australian rail business due to last year’s weak grain harvest. Timber results improved significantly due to higher volumes and pricing on shipments to Asia.

Development activities: Our Brazilian operations continue to perform very strongly, with contracted sales increasing by 61% to R$1,330 million however reported results do not reflect this as profits are not booked until projects are completed. North American results declined due to a lower level of closings in the U.S. and some Canadian closings slipping into the fourth quarter. The comparative results for 2010 reflect the substantial completion of a multi-residential project in the United Kingdom as well as $34 million of gains in our opportunity investment business.

Private equity and finance: Our special situations operations reflect an $11 million negative contribution from one of our industrial businesses due to foreign currency translation while the remainder of the portfolio performed in line with expectations. Results for our credit operations in 2010 reflected higher interest income from bridge and real estate finance loans that were subsequently repaid and a $14 million gain on the sale of a portfolio of multi-residential properties.

Investment and other income: The more steady contribution from dividends and interest was offset by approximately $50 million of market adjustments on financial assets investments. In the comparable period, we benefitted from $80 million of positive adjustments.

Unallocated costs: Interest expense reflects higher borrowing levels in respect of our larger asset base while operating costs reflect the continued expansion of our asset management operations, particularly in our infrastructure business, and a higher level of transaction costs.

12    BROOKFIELD ASSET MANAGEMENT

Total Return and Change in Intrinsic Value

Total return and change in the intrinsic value of our common equity during the quarter are summarized in the table below.

	Three Months Ended								Nine Months Ended
FOR THE PERIOD ENDED SEP. 30, 2011 (MILLIONS)	Asset Management and Other	Renewable Power	Commercial Properties	Infrastructure	Development, Private Equity and Finance	Unallocated	Total		Total
Net operating cash flow	$ 124	$ 62	$ 141	$ 42	$ 39	$ (167)	$ 241		$ 814
Less: preferred share dividends	–	–	–	–	–	(26)	(26)		(77)

Net operating cash flow for common equity	124	62	141	42	39	(193)	215		737

Fair value changes
Recorded in IFRS statements[1]
Revaluation gains/losses[2]	1	(447)	329	45	(25)	(195)	(292)		687
Less: recorded in cash flow[3]	–	–	(2)	–	(6)	–	(8)		(76)
Depreciation/amortization	(18)	(116)	–	(10)	(24)	–	(168)		(506)
Other	–	–	44	–	–	(1)	43		89
Supplemental items
Unrecognized values	(150)	500	–	100	–	–	450		550
Other gains[4]	–	–	–	–	–	–	–		(61)

Total fair value changes	(167)	(63)	371	135	(55)	(196)	25		683

Total return	(43)	(1)	512	177	(16)	(389)	240		1,420
Capital invested/distributed[5]	(137)	44	(128)	(18)	(126)	286	(79)	[5]	(238)	[5]
Common equity repurchased	–	–	–	–	–	(67)	(67)		1,310
Foreign currency	(101)	(427)	(243)	(92)	(298)	116	(1,045)		(635)

Net change in intrinsic value	$ (281)	$ (384)	$ 141	$ 67	$ (440)	$ (54)	$ (951)		$ 1,857

1.	Net of non-controlling interests and excluding deferred income taxes
2.	Includes items recorded in net income as well as statement of changes in equity
3.	Fair value changes that have been recorded in net operating cash flow upon disposition
4.	Includes disposition and monetization gains not recorded in net income under IFRS
5.	Total amount represents dividends on common equity

We recognized total fair value changes during the third quarter of $25 million bringing cumulative net gains to $687 million on a year-to-date basis. When combined with our net operating cash flow, total returns for the same periods in the prior year are $240 million and $1.4 billion, respectively.

The impact of lower exchange rates for the Australian, Brazilian and Canadian currencies against the U.S. dollar reduced net invested capital by $1.0 billion during the third quarter ($635 million year-to-date), although we had recovered approximately 50% of this reduction at the date of this report as the exchange rates have since strengthened.

We recorded net revaluation gains in our commercial property operations of $329 million. This includes $434 million of gains that reflect recent leasing initiatives and revaluations of several of our U.S. office properties and a number of our retail properties in both the U.S. and Brazil, as well as a $129 million negative mark-to-market on interest rate contracts that lock in the risk free rate for future financing at low interest; as rates declined below the contracted during the quarter.

We recorded $500 million of additional unrecognized value in our renewable power operations to offset the impact of three “one-sided” accounting entries that adjust the carrying values of co-investor equity, long-term contracts and accumulated depreciation without adjusting the value of the associated assets, which are revalued on an annual basis. These entries relate to revaluations of unitholder equity in our Brookfield Renewable Power Fund, which we are required to record as a liability under IFRS mark-to-markets on long-term energy contracts and accounting depreciation.

Q3 2011 INTERIM REPORT    13

Cumulative performance fees, which we included as unrecognized values in the asset management segment, declined by $150 million due to a reduction in accrued gains in certain of the underlying fund investments.

We added $1.5 billion to net invested capital in the first quarter through the issuance of shares, repurchased $67 million of our Class A Limited Voting Shares in the third quarter, and distributed $79 million in the third quarter ($238 million year-to-date) to shareholders as dividends on our common equity.

The following table presents our intrinsic values at recent period ends:

	Sep. 30, 2011		Jun. 30, 2011		Dec. 31, 2010
AS AT (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share	Total	Per Share
Net tangible asset value	$20,118	$31.85	$21,069	$33.26	$18,261	$30.96
Asset management franchise value	4,000	6.08	4,000	6.05	4,000	6.49

Intrinsic value	$24,118	$37.93	$25,069	$39.31	$22,261	$37.45

The decrease of $951 million between June 30 and September 30 reflects the total return of $240 million offset by currency revaluation ($1.0 billion), Class A Limited Voting Shares repurchases ($67 million) and common equity dividends ($79 million) as described above.

The valuations assume normal transaction circumstances and are discussed in more detail elsewhere in this report and in our 2010 Annual Report. Net tangible values are based for the most part on appraised values of our operating assets and to a lesser extent on observed values for financial assets. Appraisal values are impacted primarily by discount rates (and therefore the underlying risk free rate and applicable risk premium) and anticipated forward cash flows (such as net lease payments and power prices).

Our operating base consists largely of real return assets that are typically financed with non-recourse fixed rate debt. Accordingly the circumstances that give rise to changes in discount rates will typically be mitigated to varying degrees over the longer term through the impact of these same circumstances (i.e. inflation, economic growth) on our revenue streams and financings. This provides important stability and capital protection over the long term. These characteristics, however, are not always reflected in short-term valuations which provides meaningful opportunities to increase returns by reallocating capital when short-term values deviate from long-term values.

Invested Capital and Capital Deployed

Our capital continues to be invested primarily in (i) renewable hydroelectric power plants in North America and Brazil; (ii) commercial office properties in central business districts of major international centres and well-located, high quality retail properties; and (iii) a global portfolio of regulated or contracted infrastructure assets. These segments, together with cash and financial assets, represent approximately 74% of our invested capital and contribute to the strength and stability of our capitalization, net operating cash flows and net asset values. Approximately 18% of our invested capital is deployed in more cyclical activities, such as residential development activities and our private equity and finance groups, with commensurately higher return expectations. The remaining 8% of capital is deployed in working capital and carrying values associated with our service businesses.

14    BROOKFIELD ASSET MANAGEMENT

The allocation of invested capital is shown in the following table:

	Brookfield’s Invested Capital[1]			% of Capital
AS AT (MILLIONS)	Sep. 30 2011	Jun. 30 2011	Dec. 31 2010	Sep. 30 2011	Jun. 30 2011	Dec. 31 2010
Operating platforms
Renewable power generation	$7,495	$7,879	$7,492	26%	27%	29%
Commercial properties
Office[2]	5,458	5,540	4,978	20%	19%	19%
Retail	4,296	4,073	1,931	15%	14%	8%
Infrastructure	2,050	1,983	1,905	7%	7%	7%
Development activities	3,224	3,594	3,184	12%	12%	12%
Private equity and finance	1,860	1,930	2,155	6%	7%	8%
Asset management and other services	1,670	1,943	1,800	6%	6%	7%
Cash and financial assets	1,721	1,763	1,543	6%	6%	6%
Other assets	707	715	919	2%	2%	4%

	$28,481	$29,420	$25,907	100%	100%	100%

1.	At net tangible asset value, excluding asset management franchise values
2.	Includes commercial office development properties

Invested capital decreased by $0.9 billion or 3% during the quarter to $28.5 billion. The decline in foreign currency, exchange rates for our non-U.S. operations against the U.S. dollar decreased our carrying values by approximately $1.2 billion ($1.0 billion to net tangible asset values. These declines are net of approximately $325 million in mitigation from currency hedges ($270 million net to equity). These same currencies have appreciated substantially since quarter end, reversing approximately 50% of the impact on our equity. The currency related decline was partially offset by valuation increases and ongoing capital investment.

We invested $1.9 billion of capital during the third quarter for ourselves and our clients through acquisitions and development activities bringing the year-to-date total to $6.3 billion. The major items are highlighted in the following table together with our proportionate share of the invested capital:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30, 2011 (MILLIONS)	Total	Brookfield’s Share	Total	Brookfield’s Share
Commercial properties	$835	$835	$3,040	$3,040
Renewable energy	355	220	960	685
Infrastructure	135	135	455	455
Real estate opportunity and residential investment	380	320	1,205	1,015
Private equity	145	35	545	145
Other	80	80	80	80

	$1,930	$1,625	$6,285	$5,420

We invested $1.7 billion in our commercial retail operations during the first quarter of 2011 though the purchases of an additional interest in General Growth Properties.

Q3 2011 INTERIM REPORT    15

Financing Activities and Liquidity

We raised $6.1 billion of capital since the end of second quarter to finance growth activities extend our maturity profile and supplement our liquidity as shown in the following table:

(MILLIONS)	Proceeds	Rate	Term
Borrowings
Unsecured	$130	2.35%	3 years
Asset specific	4,215	4.80%	5 years
Equity/asset sales	915	n/a	Perpetual
Preferred shares	505	4.95%	Perpetual
Private funds	330	n/a	9 years

	$6,095

The refinancing activities have enabled us to extend or maintain our average maturity term at favourable rates. Approximately $2.7 billion of the asset specific financings and the $505 million of preferred shares issued have fixed rate coupons. The continued steepness in the yield curve and prepayment terms on existing debt continues to reduce the attractiveness of pre-financing a number of our future maturities; however we are actively refinancing short dated maturities and longer-dated maturities when the opportunities present themselves.

We have also locked-in the reference rates for approximately $3.0 billion of anticipated future financings in the United States and Canada over the next four years at an average risk free rate of 2.78%. The effective rate will be approximately 3.67% at the time of issuance which reflects the premium relating to the steepness of the yield curve during this period. This represents approximately 50% of expected issuance into the North American markets.

Core liquidity, which represents cash and financial assets and undrawn credit facilities at the Corporation and our principal operating subsidiaries, was approximately $4.1 billion at September 30, 2011, consistent with the levels at end of the second quarter and beginning of the year. This includes $2.8 billion at the corporate level and $1.3 billion at our principal operating units. We continue to maintain an elevated level of liquidity as we see a substantial number of highly promising investment opportunities. We also have undrawn allocations of capital from clients totalling $8.0 billion to finance qualifying acquisitions.

Capitalization

We continue to finance our operations on an investment-grade basis. The high quality and stable profile of our asset base and the strength of our financial relationships has enabled us to continuously refinance maturities in the normal course. The average term to maturity of our corporate debt is eight years and we have no maturities until June 2012.

The following table summarizes our corporate capitalization, based on net tangible asset value:

	Corporate Capitalization			% of Capitalization
AS AT (MILLIONS)	Sep. 30 2011	Jun. 30 2011	Dec. 31 2010	Sep. 30 2011	Jun. 30 2011	Dec. 31 2010
Corporate borrowings	$3,320	$3,330	$2,905	12%	11%	11%
Contingent swap accruals	949	921	858	3%	3%	3%

	4,269	4,251	3,763	15%	14%	14%
Accounts payable and other	1,563	1,512	1,556

Preferred shares and capital securities	2,531	2,588	2,327	9%	9%	9%
Common equity	20,118	21,069	18,261	71%	72%	71%

Net tangible equity	22,649	23,657	20,588	80%	81%	80%

Total corporate capitalization	$28,481	$29,420	$25,907	100%	100%	100%

16    BROOKFIELD ASSET MANAGEMENT

Corporate borrowings and contingent swap obligations represented a 15% debt-to-net tangible capital ratio and equity securities totalled 80% of our deconsolidated capitalization, consistent with prior years. On a proportionately consolidated basis, reflecting our pro rata share of borrowings in our operating platforms, this ratio is 46% (2010 – 44%).

We repurchased 2.4 million Class A Limited Voting Shares during the quarter at an average price of $27.51 per share (5.6 million year-to-date).

Net Income

We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent measure of the ongoing performance of the underlying operations. For example, net income includes fair value adjustments for our commercial properties standing, timber and financial assets but not our renewable power, utility and development assets. Nevertheless we recognize that others may wish to utilize net income as a key measure and therefore provide a discussion of net income and a reconciliation to net operating cash flow below and in Part 3 of our MD&A. Furthermore, we incorporate most of the elements of net income that are not included in net operating cash flow, along with components of other comprehensive income, in determining our intrinsic values and total return.

The following table reconciles net operating cash flow to net income for the three and nine months ended September 30:

	Three Months Ended September 30		Nine Months Ended September 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2011	2010	2011	2010
Revenues	$4,582	$3,550	$12,301	$9,957

Net operating cash flow and gains	$241	$354	$814	$1,047
Less: disposition and monetization gains[1]	(5)	–	(69)	(187)

	236	354	745	860
Other items
Fair value changes	190	(64)	1,114	(6)
Depreciation and amortization	(168)	(169)	(506)	(510)
Deferred income taxes	(5)	(9)	16	21

Net income attributable to Brookfield shareholders	$253	$112	$1,369	$365
– Per share (diluted)	$0.36	$0.16	$2.03	$0.53

1.	Represents gains that are not recorded in net income under IFRS

Net operating cash flow and gains is reduced by the amount of disposition gains that are not recognized in net income for IFRS purposes. The other principal differences between net operating cash flow and net income during the quarter include:

•

fair value changes contributed a $190 million increase on a net basis. These items relate primarily to increased appraised values for office and retail properties (our share of which totalled $434 million) offset by an increase in the carrying value of units in our Brookfield Renewable Power Fund that are recorded as a liability under IFRS ($208 million) and interest rate contracts ($97 million);

•	depreciation and amortization, which at $168 million was virtually unchanged from the comparative quarter; and

•

deferred income taxes, which reflect a modest recovery in the quarter due to the lower tax rates applicable to several of our international operations and the non-taxable nature of certain investment gains.

Q3 2011 INTERIM REPORT    17

ASSET MANAGEMENT FEES AND OTHER SERVICES

This section summarizes the capital under management for others throughout our operations and the associated fee revenues, as well as the contribution from our fee-based service businesses.

Capital Under Management

Capital under management decreased by $2.4 billion during the quarter due to lower market valuations in our public securities operations and foreign exchange offset in part by new commitments. The following table summarizes capital managed for clients and co-investors:

	As at Sep. 30, 2011					Jun. 30 2011	Dec. 31 2010
AS AT SEP. 30, 2011, JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	Private Funds	Listed Issuers	Public Securities	Other Listed Entities	Total	Total	Total

Renewable power	$587	$1,699	–	$–	$2,286	$1,646	$1,428
Commercial properties	7,905	1,650	5,555	4,341	19,451	21,649	20,389
Infrastructure	5,492	3,134	1,342	–	9,968	10,117	8,751
Development	396	–	–	2,088	2,484	1,897	1,688
Private equity and finance	3,364	–	12,562	851	16,777	18,082	17,677

September 30, 2011	$17,744	$6,483	$19,459	$7,280	$50,966	n/a	n/a

June 30, 2011	$17,577	$6,207	$22,308	$7,299	$53,391	$53,391	n/a

December 31, 2010	$16,859	$5,425	$21,069	$6,580	$49,933	n/a	$49,933

Private Funds and Listed Issuers

Third-party capital commitments to private funds increased by $0.2 billion during the quarter to $17.7 billion, representing additional commitments to our development, private equity and finance funds. The invested capital within our private funds of $9.7 billion has an average term of eight years. Private fund capital includes $8.0 billion that has not been invested to date but which is available to pursue acquisitions within each fund’s specific mandate. Of the total uninvested capital, $3.6 billion relates to real estate funds and $2.6 billion relates to infrastructure funds. This uncalled capital has an average term during which it can be called of 18 months.

During October we issued $660 million of additional listed equity from Brookfield Infrastructure Partners, of which $460 million was issued to co-investors and will therefore generate additional fee income. In addition, we are expanding the mandate of our renewable power listed issuer, which today is limited to ownership of our Canadian operations, into a new entity that will own our global power operations.

Public Securities

In our public securities operations, we manage fixed income and equity securities with a particular focus on real estate and infrastructure, including high yield and distress securities. Capital under management in this business line decreased by $2.8 billion since June 30, of which $0.5 billion represents net outflows and approximately $2.3 billion represents a valuation decrease.

The following table summarizes client capital under management within these operations. We typically do not invest our own capital in these strategies as the assets under management tend to be securities rather than physical assets.

AS AT (MILLIONS)	Sep. 30 2011	Jun. 30 2011	Dec. 31 2010
Public securities
Fixed income	$12,562	$13,994	$13,862
Equity	6,897	8,314	7,207

	$19,459	$22,308	$21,069

18    BROOKFIELD ASSET MANAGEMENT

Other Listed Entities

We have established a number of our business units as listed public companies to allow other investors to participate and provide us with additional capital to expand these operations. This includes common equity issued to others by Brookfield Office Properties, Brookfield Residential and Brookfield Incorporações. In addition, certain of our portfolio investments are also listed public companies. We do not earn fees from this capital but it forms an important component of our overall capitalization and enables us to conduct our business at a greater scale than would otherwise be possible.

Operating Results

	Net Operating Cash Flow
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2011	2010
Asset management revenues	$85	$55
Construction and property services, net of direct expenses	39	35

	$124	$90

Asset Management and Other Fees

Asset management and other fees contributed the following revenues during the quarter:

	Net Operating Cash Flow
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2011	2010
Base management fees[1]	$49	$49
Performance based income[1]	(171)	7
Investment banking and transaction fees[1]	34	6

	(88)	62
Less: deferred recognition[2]	173	(7)

	$85	$55

1.	Revenues
2.	Deferred into future periods, until clawback provisions expire

Recurring base management fees increased by 11% to $49 million in the current quarter compared to $44 million in the 2010 quarter, which also included a $5 million catch-up fee on calling capital in our infrastructure funds. This reflects the contribution from new funds and an increase in capital committed, particularly in our infrastructure operations. The compensation for approximately $4.3 billion of our private funds, and $1.7 billion of our managed listed entities is derived primarily from performance based measures and carried interests as opposed to base management fees. Annualized base management fees from other mandates totalled approximately $190 million at September 30, unchanged from June 30. The weighted average term of the commitments related to these fees is eight years, and our goal is to increase the level of base management fees as we continue to expand our asset management activities.

Accumulated performance income totalled $226 million at September 30, 2011, and is included in unrecognized values, along with approximately $50 million that relates to the direct expenses that will arise on the realization of the income that has accumulated to date. This represents a net decrease of $173 million from the end of the second quarter. We recognized $2 million of net performance income during the quarter in our financial statements, as our accounting policies preclude recognition until the end of any determination or clawback period which is typically at or near the end of the fund’s term.

Investment banking and transaction fees totalled $34 million in the quarter and include a $20 million success fee. We have expanded our investment banking activities into the U.S. and the UK and continue to advise on a number of mandates in Canada and Brazil. Our primary focus is on real estate and infrastructure transactions. Revenues for this business increased to $13 million for the quarter, compared to $4 million in 2010, due to greater business volumes.

Q3 2011 INTERIM REPORT    19

Construction and Property Services

The following table summarizes the operating results from our construction and property services operations:

	Net Operating Cash Flow
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2011	2010
Construction services	$30	$28
Property services	9	7

	$39	$35

Operating margins across the construction business increased to 8.9% for the quarter compared to 7.3% in the same quarter last year, prior to unallocated general and administrative costs. The Australasia operations had a lower contribution due to investment in business development capabilities and increased tender costs expensed during this quarter compared to the same quarter last year. The Middle East and the UK increased their contribution, reflecting the workbook profile, with more projects completed or nearing completion in this quarter compared to the same quarter last year.

The remaining work-in-hand totalled $4.5 billion at the end of September 30, 2011 and represented approximately 1.8 years of scheduled activity. We continue to pursue and secure new projects which should position us well for future growth. The following table summarizes the work-in-hand at the end of the each of the quarters of 2011 and the end of last year:

AS AT (MILLIONS)	Sep. 30 2011	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
Australasia	$2,250	$2,703	$2,478	$2,681
Middle East	680	590	630	677
United Kingdom	1,535	898	948	960

	$4,465	$4,191	$4,056	$4,318

Property services fees include property and facilities management, leasing and project management and a range of real estate services. Cash flow from this business increased to $9 million in the third quarter compared to $7 million in the same period of last year reflecting the continued expansion of our property services business.

Unrecognized Values

The additional value attributed to our asset management service businesses includes $226 million of accrued performance-based income that we would be entitled to receive based on current valuations, but which will not be recorded in our financial statements until the applicable clawback or determination period has expired, as well as an amount for the direct expenses that will arise on the realization of the returns. Also included is an incremental value above the carrying value of our property and construction services businesses, based on a multiple of cash flows.

Business Development

We have significantly increased the level of capital under management for our clients in recent years, as well as the internal resources needed to manage this capital and source additional commitments. We believe the performance of our funds through the recent economic crisis and the attractiveness of our investment strategies to our clients should enable us to achieve our goal of increasing capital under management and the associated fees substantially in the coming years. We are actively raising capital for eight funds over the course of 2011 and 2012 seeking to obtain approximately $5 billion of commitments from third party investors. The recent issuance of additional equity by Brookfield Infrastructure Partners and the formation of Brookfield Renewable Energy Partners are important steps forward in our continued expansion of listed entities.

20    BROOKFIELD ASSET MANAGEMENT

PART 2 – REVIEW OF OPERATIONS

RENEWABLE POWER GENERATION

Our Canadian operations are currently held primarily through our 34% owned Brookfield Renewable Power Fund, whereas our U.S. and Brazil operations are held directly. We share the ownership of several projects with partners. Co-investor interests represent the equity and cash flows attributable to our investment partners, including the 66% public ownership of the Fund and C$250 million of preferred shares issued by the Fund.

We have announced a plan to combine all of our renewable power assets into a new global fund named Brookfield Renewable Energy Partners, subject to approvals including unitholders at a meeting scheduled to be held on November 18th. This will greatly simplify our operating structure and establish a preeminent global renewable power company. As is the case with the current Fund, Brookfield will purchase power at predetermined prices to enhance the revenue profile for unitholders of Brookfield Renewable Energy Partners.

Invested Capital

	United States		Canada		Brazil		Total
AS AT SEP. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010

Hydroelectric generation	$4,885	$4,819	$4,878	$5,194	$2,243	$2,319	$12,006	$12,332
Wind energy	–	–	506	554	–	–	506	554
Co-generation and pumped storage	92	95	56	63	–	–	148	158
Facilities under development	231	59	393	101	123	79	747	239

	5,208	4,973	5,833	5,912	2,366	2,398	13,407	13,283
Accounts receivable and other	509	499	174	393	338	409	1,021	1,301

	5,717	5,472	6,007	6,305	2,704	2,807	14,428	14,584
Property specific borrowings	1,950	1,873	1,500	1,284	638	677	4,088	3,834
Accounts payable and other	293	176	475	418	142	244	910	838
Co-investor interests	435	220	1,675	1,578	146	70	2,256	1,868

	$3,039	$3,203	$2,357	$3,025	$1,778	$1,816	7,174	8,044

Corporate debt							(1,179)	(1,152)
Values not recognized under IFRS							1,500	600

Net invested capital							$7,495	$7,492

Major variances since the beginning of the year include:

•

Total assets and borrowings were relatively unchanged since the beginning of the year as the capital invested in new facilities and development initiatives was offset by accounting depreciation and the impact of lower currency exchange rates on our operations in Brazil and Canada.

•

Co-investor interests increased by approximately $400 million. This includes a $210 million increase in the carrying value of units in our Brookfield Renewable Power Fund, which are valued based on stock market prices, as well as equity invested in new wind energy facilities in the U.S. and new hydro facilities in Brazil, offset by lower currency exchange rates for Canada and Brazil.

•	Values not recognized under IFRS increased by $900 million during the first nine months of 2011, as discussed under Total Return and Change in Net Invested Capital.

Q3 2011 INTERIM REPORT    21

Operating Results

	United States		Canada				Brazil		Total
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)
	2011	2010	2011		2010		2011	2010	2011	2010
Hydroelectric generation	$77	$88	$33		$10		$58	$51	$168	$149
Wind energy	–	–	7		8		–	–	7	8
Co-generation and pumped storage	3	2	6		4		–	–	9	6

Net operating income	80	90	46		22		58	51	184	163
Property specific interest expense	40	41	20		19		26	17	86	77
Co-investor interests	14	12	14	[1]	–	[1]	2	2	30	14

	$26	$37	$12		$3		$30	$32	68	72

Unallocated expenses
Interest expense									14	19
Current tax expenses									4	7

Net operating cash flow - excluding gains									50	46
Monetization gains									12	–

Net operating cash flow and gains									$62	$46

1.	Includes preferred share distributions

Principal operating variances include:

•	An increase of $21 million in operating income, reflecting a 28% increase in generation on a same store basis, primarily in Ontario, Quebec and New York; offset by

•

An increase of $9 million in property specific interest expense, primarily the result of debt on acquired assets, increases in interest rates in our Brazilian operations, offset by a $5 million reduction in unsecured interest expense and a $3 million reduction in cash income taxes.

•

An increase of $16 million in co-investor interests expense, reflecting increased generation in partially owned entities as well as our reduced ownership of our Brookfield Renewable Power Fund compared to the 2010 quarter.

•	A gain of $12 million on the partial monetization of a wind energy facility under development in California.

Total Return and Change in Net Invested Capital

	Three Months Ended	Nine Months Ended
FOR THE PERIOD ENDED SEP. 30, 2011 (MILLIONS)
Net operating cash flow	$62	$177

Fair value changes
Recorded in IFRS statements	(563)	(830)
Unrecognized values	500	900

Total fair value changes	(63)	70

Total return	(1)	247
Capital invested	44	48
Foreign currency revaluation	(427)	(292)

Change in net invested value	(384)	3
Net invested capital - beginning of period	7,879	7,492

Net invested capital - end of period	$7,495	$7,495

22    BROOKFIELD ASSET MANAGEMENT

The assets deployed in our renewable power operations are revalued on an annual basis. Notwithstanding the annual revaluation, fair value changes recorded in our IFRS statements during the quarter include: quarterly depreciation of our operating assets based on the previous annual revaluation amount ($116 million); revaluation of certain power contracts, principally the government contracts under which we sell our generation in Ontario ($167 million); and revaluation of the equity of our Brookfield Renewable Power Fund held by other investors based on the stock market price ($208 million).

Accordingly, we include amounts in “unrecognized values” to defer these changes until year-end when the associated assets are revalued. Unitholder interests in our new global fund will be based on underlying IFRS carrying values going forward, pending the unitholder vote for BREP, removing the need for this adjustment in the future. Unrecognized values also include $340 million in respect of ongoing development initiatives that is not reflected in our IFRS statements.

Realized Prices – Hydroelectric Facilities

	2011				2010
				Net				Net
FOR THE THREE MONTHS ENDED SEP. 30 (GIGAWATT HOURS AND $ MILLIONS)	Production	Realized	Operating	Operating	Production	Realized	Operating	Operating
	(GWh)	Revenues	Costs	Income	(GWh)	Revenues	Costs	Income
United States	1,370	$111	$34	$77	1,243	$122	$34	$88
Canada	1,031	68	35	33	526	39	29	10
Brazil	900	87	29	58	796	72	21	51

Total	3,301	$266	$98	$168	2,565	$233	$84	$149

Per Megawatt hour (MWh)		$81	$30	$51		$91	$33	$58

•

Realized prices declined 11% to $81 per MWh as we experienced a higher proportion of generation from hydro facilities in regions subject to lower spot market prices such as New York and Quebec. In addition, the 2011 quarter included a smaller contribution from short-term financial contracts than 2010.

•	Operating costs decreased on a per unit basis as our costs, which are primarily fixed, were spread over a higher base of generation.

•

Our Brazil portfolio is 98% contracted and is not exposed to significant volume risk as the regulatory regime normalizes generation for producers. Accordingly, the increased revenues reflect assets acquired in 2011, development projects completed in 2010 and currency appreciation.

Generation

					Variance of Results
	Actual Production		Long-Term Average		Actual vs. Long-term Average		Actual vs. Prior Year
FOR THE THREE MONTHS ENDED SEP. 30 (GIGAWATT HOURS)
	2011	2010	2011	2010	2011	2010	2011
Hydroelectric generation - existing capacity
United States	1,370	1,237	1,142	1,123	228	114	133
Canada	1,031	526	1,266	1,182	(235)	(656)	505
Brazil	814	753	825	813	(11)	(60)	61

Total hydroelectric operations	3,215	2,516	3,233	3,118	(18)	(602)	699
Acquisitions - during 2010 and 2011	86	49	66	62	20	(13)	37
Wind energy	93	108	128	102	(35)	6	(15)
Co-generation and pumped storage	271	221	317	313	(46)	(92)	50

Total generation	3,665	2,894	3,744	3,595	(79)	(701)	771

% Variance					(2%)	(20%)	27%

Q3 2011 INTERIM REPORT    23

•

Hydroelectric generation from existing capacity was 28% higher than 2010 production levels and in line with long-term averages, reflecting a return to average rainfall and water flows on a portfolio basis. Generation was well ahead of plan in Louisiana, New York and British Columbia, but fell behind in Ontario due to very dry weather conditions. Generation in the third quarter of 2010 was 19% below long-term averages.

•

As noted above, generation in Brazil is subject to a market stabilization feature that provides “assured” energy levels based on long-term average generation rather than actual generation produced, mitigating the impact of changing water levels. Accordingly, the increase reflects new capacity.

Contract Profile

We have hedged 83% and 77% of our long-term average generation during the balance of 2011 and 2012, respectively. Approximately 69% of the expected generation is hedged with long-term contracts that have an average term of 13 years while 13% of our revenue for 2011 is hedged with shorter-term financial contracts.

The following table profiles our contracts over the next five years for generation from our existing facilities, assuming long-term average hydrology:

		Years ended December 31
	Balance
	of 2011	2012	2013	2014	2015
Generation (GWh)
Contracted
Power sales agreements
Hydro	2,418	9,739	9,901	9,175	8,625
Wind	320	1,671	1,747	1,747	1,747
Gas and other	224	521	398	134	–

	2,962	11,931	12,046	11,056	10,372
Financial contracts	557	1,480	544	–	–

Total contracted	3,519	13,411	12,590	11,056	10,372
Uncontracted	743	4,064	5,131	6,356	6,907

Long-term average generation	4,262	17,475	17,721	17,412	17,279

Contracted generation – as at September 30, 2011
% of total generation	83%	77%	71%	64%	60%
Price (per MWh)	$88	$95	$94	$93	$93

The average contracted price fluctuates from period to period as existing contracts expire and we enter into new contracts and as a result of changes in currency exchange rates for contracts in Brazil and Canada.

We continue to pursue opportunities to secure long term contracts at pricing that reflect the favourable renewable characteristics of our energy production.

Business Development

We advanced development of five hydroelectric facilities and three wind facilities in North America and Brazil including the start of construction on wind farms in California and secured a 20 year government backed financing for our New Hampshire wind facility with a 3.75% interest rate. We expect our hydro facility in the U.S. Midwest and our wind facilities in Ontario and New Hampshire that are currently under construction to be completed in the fourth quarter on scope and on budget. The hydroelectric facilities are designed to have installed capacity of 109 MW and expected annual generation of 439 GWh for total estimated project costs of approximately $500 million. The wind facilities are designed to have installed capacity of 367 MW, expected annual generation of 1,074 GWh and total project costs of approximately $900 million. The facilities are expected to be commissioned between 2011 and 2013. We are also actively pursuing a number of small and large acquisition opportunities.

24    BROOKFIELD ASSET MANAGEMENT

COMMERCIAL PROPERTIES

Summary

	Net Invested Capital		Net Operating Cash Flow
AS AT SEP. 30, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2011	2010	2011	2010
Office properties	$5,247	$4,810	$81	$83
Retail properties	4,296	1,606	60	–
Office development properties	186	168	–	–

	9,729	6,584	141	83
Values not recognized under IFRS	25	325	–	–

	$9,754	$6,909	$141	$83

Office Properties

We own our U.S., Canadian and most of our Australian office properties through 50%-owned Brookfield Office Properties. Brookfield Office Properties in turn operates a number of private and listed entities through which public and institutional investors participate in our portfolios and some of our buildings are owned in partnership with others. This gives rise to co-investor interests in the invested capital, net operating cash flows and fair value changes that accrue to these investors. Our European operations include our 22% interest in Canary Wharf.

	United States		Canada				Australia		Europe		Total
AS AT SEP. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011		2010		2011	2010	2011	2010	2011	2010
Office properties	$12,835	$7,327	$4,070		$3,971		$3,655	$3,432	$523	$518	$21,083	$15,248
Unconsolidated properties	1,675	2,674	–		–		933	997	858	698	3,466	4,369
Accounts receivable and other	322	760	283		214		455	454	153	169	1,213	1,597

	14,832	10,761	4,353		4,185		5,043	4,883	1,534	1,385	25,762	21,214
Property specific borrowings	6,715	3,669	1,733		1,672		2,460	2,666	443	443	11,351	8,450
Accounts payable and other	901	933	132		–		207	162	24	37	1,264	1,132
Co-investor interests	608	479	748	[1]	781	[1]	604	674	–	–	1,960	1,934

	$6,608	$5,680	$1,740		$1,732		$1,772	$1,381	$1,067	$905	11,187	9,698

Unallocated
Corporate debt											408	188
Capital securities											971	1,038
Co-investor interests											4,561[1]	3,662	[1]

											5,247	4,810
Values not recognized under IFRS											25	–

Net invested capital											$5,272	$4,810

1.	Includes prefered shares

Principal variances since the beginning of the year include:

•

We concluded the terms for winding up the joint venture through which our U.S. Office Fund owned its office portfolio, which led to the consolidation of most of the underlying properties. This added $5.0 billion and $3.3 billion to the carrying value of office properties and property specific borrowings, respectively.

•

The carrying value of unconsolidated properties declined by $0.9 billion, primarily representing the consolidation of the U.S. Office Fund equity, offset by the inclusion of equity accounted properties within the Fund’s portfolio. Unconsolidated properties as at September 30, 2011 primarily include: in the United States, 245 Park Avenue ($0.6 billion); Grace Building ($0.5 billion); Four World Financial Centre ($0.3 billion); in the UK, Canary Wharf ($0.9 billion); and, in Australia, a variety of property funds and joint venture interests.

Q3 2011 INTERIM REPORT    25

Unallocated co-investor interests relate primarily to the interests of other shareholders in Brookfield Office Properties and increased due to valuation gains, whereas the co-investor interests in each region relate to funds and joint ventures in those regions.

Operating Results – Office

	United States		Canada		Australia		Europe		Total
FOR THE THREE MONTHS ENDED SEP. 30
(MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Existing properties	$97	$98	$63	$60	$76	$71	$8	$7	$244	$236
Acquired, developed and sold	61	–	–	4	12	1	–	–	73	5
Unconsolidated properties	44	64	–	–	1	–	–	–	45	64

	202	162	63	64	89	72	8	7	362	305
Interest expense	95	56	21	18	53	49	8	7	177	130
Co-investor interests	8	10	5	3	9	11	–	–	22	24

	$99	$96	$37	$43	$27	$12	$–	$–	163	151

Unallocated items
Canary Wharf dividend									16	26
Investment income and other									11	7
Interest expense									(19)	(19)
Operating costs									(20)	(20)
Co-investor interests									(70)	(62)

Net operating cash flow									$81	$83

Net operating income generated by existing office properties (i.e. those held throughout the periods) is presented in the following table on a constant exchange rate, using the average exchange rate during the current period for the comparative periods as well. This table illustrates the stability of these cash flows that arises from the high occupancy levels and long-term lease profile.

FOR THE THREE MONTHS ENDED (MILLIONS)	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30
	2011	2011	2011	2010	2010
United States	$97	$97	$99	$100	$98
Canada	63	65	65	64	64
Australia	76	77	76	75	75
Europe	8	8	8	8	7

	244	247	248	247	244
Currency variance	–	4	(6)	(10)	(8)

	$244	$251	$242	$237	$236

Average per square foot	$28.26	$29.00	$28.37	$28.15	$26.72

Net operating income on a comparable basis remained essentially flat compared to prior quarters, and increased by 3% including currency appreciation. Contractual increases in existing leases and new leasing activity which led to higher in-place rents were offset by reduced occupancy following the expiry of property leases in New York and Boston.

The contribution from properties acquired, developed and sold since the beginning of the comparative period includes the consolidation of the U.S. Office Fund ($54 million), as well as acquisitions in Houston, Washington D.C., Melbourne, Perth and the consolidation of the New Zealand Property Fund which includes ten properties. This resulted in a corresponding decrease in the share of cash flow from unconsolidated properties. The increase in interest expense reflects these activities as well as the impact of foreign currency translation on borrowings in Australia and Canada.

26    BROOKFIELD ASSET MANAGEMENT

Total Return and Change in Net Invested Capital – Office

The following sets forth the components of total return during the period and the continuity of net invested capital.

FOR THE PERIOD ENDED SEP. 30 2011 (MILLIONS)	Three Months	Nine Months
	Ended	Ended
Net operating cash flow	$81	$209

Fair value changes
Recorded in IFRS statements
Revaluation of investment properties	167	720
Less: recorded in cash flow	–	(33)
Other fair value changes	(62)	(59)
Supplemental items
Unrecognized values	–	25

	105	653

Total return	186	862
Capital distributed	(128)	(311)
Foreign currency revaluation	(132)	(89)

Change in net invested capital	(74)	462
Net invested capital - beginning of period	5,346	4,810

Net invested capital - end of period	$5,272	$5,272

•

The valuation of a number of our properties increased during the quarter and first nine months, due mostly to changes in the expected timing of cash flows as a result of leasing activity as well as declines in discount rates earlier in 2011.

•

Other fair value changes relate mostly to changes in the valuation of interest rate contracts that lock-in rates for anticipated future debt issuances and reflect the continued decrease in long-term interest rates during the relevant period.

•

Foreign currency revaluation relates to changes in the carrying value of the net invested capital in our Australian, Canadian and UK operations arising from exchange rate fluctuations during the period.

The key valuation metrics of our commercial office properties are presented in the following table. The valuations are most sensitive to changes in the discount rate. A 10% change in the contractual cashflows or a 100-basis point change in the discount rates and terminal capitalization rates results would each result in a $2.0 billion change in our common equity value after reflecting the interests of minority shareholders. Average discount and capitalization rates declined in the Unites States, giving rise to the increased valuations. Rates were largely unchanged in other regions.

	United States		Canada		Australia
AS AT SEP. 30, 2011 AND DEC. 31, 2010	2011	2010	2011	2010	2011	2010
Discount rate	7.5%	8.1%	6.9%	6.9%	9.0%	9.1%
Terminal capitalization rate	6.3%	6.7%	6.3%	6.3%	7.4%	7.4%
Investment horizon (years)	11	10	11	11	10	10

Leasing Profile – Office

Our worldwide portfolio occupancy rate in our office properties at the end of the third quarter of 2011 was 92.7%. Occupancy levels in the United States declined to 90.2% due to the sale of 1400 Smith Street in Houston which was 100% leased, expiries in New York and Boston and the acquisition of underleased properties at attractive values. Occupancy levels elsewhere remain favourable. We have leased over 8.5 million square feet this year and we are in serious discussions on an additional 6.3 million square feet, which would further improve our leasing profile.

Q3 2011 INTERIM REPORT    27

					Expiring Leases (000’s sq. ft.)
	%	Average	Net Rental	Currently	Balance of						2017 &
AS AT SEP. 30, 2011[1]	Leased	Term	Area	Available	2011	2012	2013	2014	2015	2016	Beyond
North America
United States	90.2%	7.0	44,994	4,408	241	2,272	5,718	3,049	4,564	2,405	22,337
Canada	96.4%	8.7	17,109	618	94	421	1,949	449	1,882	1,839	9,857
Australasia	97.2%	6.2	10,052	284	203	445	646	873	1,157	1,093	5,351
Europe	100.0%	9.9	556	–	–	–	–	262	–	–	294

Total/Average	92.7%	7.3	72,711	5,310	538	3,138	8,313	4,633	7,603	5,337	37,839

Percentage of total			100%	7.3%	0.7%	4.3%	11.4%	6.4%	10.5%	7.3%	52.0%

1.	Reflects leases announced in October 2011

•

North America: Average in-place net rents across our portfolio approximate $25 per square foot compared to $24 per square foot at the end of 2010. We leased 2.8 million square feet in the quarter at rents that approximate expiring in-place leases. Subsequent to the quarter end, we renewed a lease with the Bank of America for 0.8 million square feet in New York.

•

Net rents remain at a discount of approximately 24% to the average market rent of $31 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, to exercise patience in signing new leases.

•

Australasia: Average in-place rents in our portfolio are A$49 per square foot, which represents an 8% discount to market rents. The occupancy rate across the portfolio remains high at 97% and the weighted average lease term is approximately six years. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with long-term increases in market rents.

We use in-place net rents as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This measure represents the amount of cash generated from leases in a given period.

Retail Properties

Invested Capital – Retail

	United States		Brazil		Australia and UK		Total
AS AT SEP. 30, 2011 AND DEC. 31, 2010 (MILLIONS)
	2011	2010	2011	2010	2011	2010	2011	2010
Retail properties	$–	$–	$2,140	$2,105	$665	$1,035	$2,805	$3,140
General Growth Properties[1]	3,679	1,014	–	–	–	–	3,679	1,014
Accounts receivable and other	127	166	283	337	42	23	452	526

	3,806	1,180	2,423	2,442	707	1,058	6,936	4,680
Property specific borrowings	–	–	1,007	1,262	251	456	1,258	1,718
Accounts payable and other	–	–	132	153	87	147	219	300
Co-investor interests	256	198	882	821	–	–	1,138	1,019

	$3,550	$982	$402	$206	$369	$455	4,321	1,643

Unallocated corporate debt							–	14
Co-investor interests							25	23

							4,296	1,606
Values not recognized under IFRS							–	325

Net invested capital							$2,805	$1,931

1.	Recorded as an equity accounted investment in our IFRS financial statements

28    BROOKFIELD ASSET MANAGEMENT

Principal variances since the beginning of the year include:

•

Invested capital in our retail properties increased by $2.4 billion to $4.3 billion from the prior year, reflecting the investment of a further $1.7 billion in GGP in the first quarter, which increased our ownership and that of our consortium to 21% and 40%, respectively, as well as our shares of increases in the fair value of GGP’s mall portfolio. Co-investor interests in our U.S. operations relates to the holdings of GGP belonging to certain of our co-investors that are consolidated in our financial statements.

•

We invested an additional R$300 million in our Brazilian retail operations in the second quarter of 2011, increasing our ownership interest from 25% to 39%. Additionally, during the current quarter, we recognized a fair market value adjustment of R$381 million reflecting better than expected leasing market conditions and a 25-basis points decrease in discount rates across the portfolio. Carrying values in Brazil also reflect a a 15% reduction in the currency exchange rate from year end.

Operating Results – Retail

	United States		Brazil		Australia and UK		Total
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Net operating income	$–	$–	$34	$24	$11	$8	$45	$32
General Growth Properties	61	–	–	–	–	–	61	–

	61	–	34	24	11	8	106	32
Interest expense	–	–	38	32	6	8	44	40
Operating costs	–	–	3	2	–	–	3	2
Co-investor interests	4	–	(5)	(10)	–	–	(1)	(10)

Net operating cash flow	$57	$–	$(2)	$–	$5	$–	$60	$–

•

Our U.S. retail portfolio, which we acquired in the fourth quarter of 2010, contributed $57 million of net operating cash flow during the quarter, representing our 21% share of GGP’s funds from operations of $274 million on an IFRS basis;

•

Core funds from operations reported by GGP, which is based on US GAAP results and excludes certain items relating to the recent reorganization, were $224 million, consistent with $223 million in the same period last year;

•	Same store tenant sales increased 7.8% to $471 per square foot compared to the same quarter in the prior year;

•	Occupancy increased by 40 basis points to 92.7%, reflecting the continued improvement in performance of the high quality regional malls in our portfolio; and

•	GGP completed the refinancing of two malls with $412 million of new debt at an average rate of 4.78% with a term of more than 11 years.

Tenant sales in Brazil continued to perform well, however, increases in local borrowing costs continue to offset growth in net operating cash flow. Over the longer term we expect cash flow growth to outpace interest expense.

Q3 2011 INTERIM REPORT    29

Total Return and Changes in Net Invested Capital – Retail

The following table sets forth the components of total return during the period and the continuity of net invested capital:

FOR THE PERIOD ENDED SEP. 30 2011 (MILLIONS)	Three Months Ended	Nine Months Ended
Net operating cash flow	$60	$158

Fair value changes
Recorded in IFRS statements
Revaluation of retail properties	290	790
Less: gains recognized in net operating cash flow[1]	(2)	(2)
Other fair value changes	(15)	(17)
Supplemental items
Unrecognized values	–	(325)

Total fair value changes	273	446

Total return	333	604
Capital invested/distributed	–	1,839
Foreign currency revaluation	(110)	(78)

Change in net invested capital	223	2,365
Net invested capital - beginning of period	4,073	1,931

Net invested capital - end of period	$4,296	$4,296

1.	Fair value changes that have been recorded in the net operating cash flow upon disposition

•

Our share of increases in the fair values of GGP’s retail portfolio totalled $200 million during the third quarter and $733 million on a year-to-date basis reflecting increases in contractual cash flows, and an overall compression of discount rates in the second and third quarters;

•	We received external appraisals on properties in our Brazil retail fund that confirmed in fair value gains of $82 million and were recorded during the third quarter; and

•

Unrecognized values for retail properties decreased by $325 million since year end, as fair value gains related to our ownership of General Growth Properties were recognized in our IFRS carrying values during the second and third quarters of 2011 and the amount has therefore been eliminated from unrecognized values.

Leasing Profile – Retail

Our retail portfolio occupancy rate at the end of the third quarter was 93.1% overall. Occupancy levels in our U.S. malls increased 40 basis points to 92.7%, from the beginning of the year and the average rent on leases signed in 2011 was $63.71 per square foot.

					Expiring Leases (000’s sq. ft.)
	%	Average	Net Rental	Currently	Balance of						2017 &
AS AT SEP. 30, 2011	Leased	Term	Area	Available	2011	2012	2013	2014	2015	2016	Beyond

United States	92.7%	5.4	61,934	4,866	971	6,881	5,817	5,707	5,221	5,642	26,829
Brazil	94.0%	5.0	3,710	224	585	327	547	562	543	237	685
Australasia	98.0%	7.7	3,688	74	33	93	74	103	198	795	2,318

Total/Average	93.1%	5.5	69,332	5,164	1,589	7,301	6,438	6,372	5,962	6,674	29,832

Percentage of total			100%	7.4%	2.3%	10.5%	9.3%	9.2%	8.6%	9.6%	43.1%

30    BROOKFIELD ASSET MANAGEMENT

Office Development Properties

	2011				2010
				Net				Net
AS AT SEP. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	Consolidated	Consolidated	Co-Investor	Invested	Consolidated	Consolidated	Co-Investor	Invested
	Assets	Liabilities	Interests	Capital	Assets	Liabilities	Interests	Capital
Australia
City Square, Perth	$744	$344	$200	$200	$597	$203	$197	$197
Other	294	143	12	139	271	112	–	159
North America
Manhattan West, New York	280	227	27	26	280	227	27	26
Other	236	–	118	118	209	–	104	105
United Kingdom	84	–	42	42	74	–	37	37
Unsecured development debt	–	339	–	(339)	–	356	–	(356)

	$1,638	$1,053	$399	$186	$1,431	$898	$365	$168

We continued development of the City Square project in Perth, which has a total projected construction cost of approximately A$935 million. The project is 100% pre-leased and scheduled for completion in the first half of 2012.

We own development rights on Ninth Avenue between 31st Street and 33rd Street in New York City which includes 5.4 million square feet of commercial office space entitlements. We expect that this will be one of the first sites for office development in Manhattan once new office properties become economic and are commencing work to build the necessary foundations. We recently acquired an adjacent property to further expand this important development initiative. We also hold a well positioned development site in London UK and have begun to prepare the site for construction. In both cases, full construction will be dependent on securing leases.

Business Development

Transaction activity is picking up across our global office markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation we are also looking to divest of all or a partial interest in a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. We are currently focused on five development projects totalling approximately nine million square feet. This pipeline could add more than $7 billion in assets and we are actively advancing planning and entitlements and seeking tenants for these sites.

In our North American retail business, we continue to improve the profitability of the business by rationalizing the portfolio and leases, refinancing debt and reducing costs. GGP continues to advance its proposal to spin out 30 smaller malls to its shareholders, including Brookfield, in line with the objective to focus on the core mall portfolio, which generates comparable tenant sales approaching $500 per square feet.

Q3 2011 INTERIM REPORT    31

INFRASTRUCTURE

Overview

We own our various infrastructure businesses through several managed investment funds, including our two flagship entities: Brookfield Infrastructure Partners LP (“Brookfield Infrastructure”), which is publicly listed; and the Brookfield Americas Infrastructure Fund, which is privately held by institutional investors. We also operate a number of smaller listed and unlisted funds with specialized investment strategies. We consolidate all of our managed entities and most of the underlying operating businesses, although some of our operations are equity accounted. We completed a merger with partially owned Prime Infrastructure, through which we held a number of our Utilities, Transport and Energy businesses, in November 2010, (the “Prime merger”) which increased our ownership interest and led to the consolidation of a number of the underlying business units. As a result, a number of our operations were presented on a different basis during the 2010 quarter.

Invested Capital

	Utilities		Transport & Energy		Timber		Total
AS AT SEP. 30, 2011 AND DEC. 31, 2010 (MILLIONS)
	2011	2010	2011	2010	2011	2010	2011	2010
Operating assets	$3,355	$3,296	$2,028	$1,865	$3,634	$3,494	$9,017	$8,655
Unconsolidated businesses	632	754	531	446	65	71	1,228	1,271
Accounts receivable and other	375	235	578	530	718	714	1,671	1,479

	4,362	4,285	3,137	2,841	4,417	4,279	11,916	11,405
Property specific borrowings	2,253	2,125	907	867	1,510	1,489	4,670	4,481
Corporate debt	–	–	–	–	–	–	422	130
Accounts payable and other	376	280	476	402	685	641	1,537	1,323
Co-investor interests
Operations	–	–	–	–	898	904	898	904
Platform[1],[2]	1,203	1,324	1,289	1,139	425	421	2,614	2,787

	$530	$556	$465	$433	$899	$824	1,775	1,780

Values not recognized under IFRS							275	125

Net invested capital							$2,050	$1,905

1.	Represents co-investor interests in Brookfield Infrastructure and Brookfield Americas Infrastructure Fund
2.	Adjusted to reflect co-investor interest on corporate debt

Consolidated assets and net invested capital held within our operations were relatively unchanged during the year. Co-investor interests principally reflect direct interests of others in our timber operations as well as in Brookfield Infrastructure, through which a portion of these businesses are held. We invested additional capital in our transport and energy businesses to finance growth initiatives, some of which was funded from corporate debt.

The average term of project financings was seven years at the end of September, with very few maturities before then, and an average rate of 6.3%. During the quarter we completed approximately $675 million of project financings, replacing a similar amount of short maturity debt and secured financing for our Texas transmission project.

We issued approximately $660 million of equity from Brookfield Infrastructure in October 2011, of which Brookfield purchased $200 million and co-investors acquired $460 million. Proceeds were used to fund our rail expansion, including the repayment of bank debt incurred to date in that regard, and the purchase of toll roads in Chile.

32    BROOKFIELD ASSET MANAGEMENT

Operating Results

	Utilities		Transport & Energy		Timber		Total
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)
	2011	2010[1]	2011	2010[1]	2011	2010	2011	2010[1]
Net operating income	$100	$7	$49	$14	$37	$19	$186	$40
Unconsolidated businesses	33	40	15	16	2	2	50	58

	133	47	64	30	39	21	236	98
Interest expense	36	2	20	5	22	21	78	28
Co-investor interests	69	18	33	14	8	(2)	110	30

	$28	$27	$11	$11	$9	$2	48	40

Unallocated items
Investment income and other							–	4
Interest expense							(6)	(2)
Corporate costs							(13)	(8)
Co-investor share of unallocated costs							13	3

							$42	$37

1.	Does not reflect Prime merger, completed in November 2010

Utilities

Our utilities operations contributed $28 million of net operating cash flow in the quarter, compared to $27 million in the same quarter of 2010, reflecting improved operating results, increased ownership level and currency appreciation.

These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns are highly predictable and not impacted to any great degree by short-term volume or price fluctuations.

The following table illustrates this stability by presenting net operating cash flows prior to interest expense and co-investor interests on a constant exchange rate, using the average exchange rate during the current period for the preceeding quarters as well. We have also presented the 2010 quarters using the same basis of accounting employed following the Prime merger to enhance comparability.

FOR THE THREE MONTHS ENDED (MILLIONS)	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30
	2011	2011	2011	2010	2010
Net operating income	$100	$86	$89	$80	$92
Unconsolidated businesses	33	31	24	26	30

Comparable basis	133	117	113	106	122
Prior basis of accounting[1]	–	–	–	(43)	(62)
Currency variance	–	–	(6)	(5)	(13)

Reported basis	$133	$117	$107	$58	$47

1.	To restate results on an equity accounted basis for businesses that were not consolidated prior to the Prime acquisition

Net operating income from consolidated and unconsolidated businesses increased to $133 million in the third quarter of 2011 from $122 million on a comparable basis in the 2010 quarter.

•

Our Australian coal terminal benefitted from the contribution of growth capital expenditures in the third quarter and the implementation of a regulatory review that resulted in a higher regulated rate of return;

•	Our South American transmission operations increased slightly due to revenue indexation and growth capital expenditures; and

•

Our UK connections businesses continues to benefit from increased levels of developer contributions which are upfront payments on the installation of new connections of residential customers to gas and electricity distribution.

Q3 2011 INTERIM REPORT    33

Transport and Energy

Our Transport and Energy businesses contributed $11 million in the quarter, consistent with the same period in 2010. The results are lower than normalized levels for reasons discussed below.

These businesses operate in most cases under long-term contracts or regulatory frameworks that govern prices, but not volumes. As a result, financial performance may fluctuate due to changes in activity levels or short-term price variances; however, these are usually minimal.

The following table presents net operating cash flows prior to interest expense and co-investor interests on a constant exchange rate, using the average exchange rate during the current period for the comparative periods as well. We have also presented the 2010 quarters to reflect the same basis of accounting used following the Prime merger to enhance comparability.

FOR THE THREE MONTHS ENDED (MILLIONS)	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30
	2011	2011	2011	2010	2010
Net operating income	$49	$47	$53	$38	$39
Unconsolidated businesses	15	15	18	16	26

Comparable basis	64	62	71	54	65
Prior basis of accounting[1]	–	–	–	(27)	(30)
Currency variance	–	–	(2)	(3)	(5)

Reported basis	$64	$62	$69	$24	$30

1.	To restate results to an equity accounted basis for businesses that were not consolidated prior to the Prime acquisition

•

North American gas transmission results declined due to the implementation of a rate settlement in July 2010 and softening natural gas markets, which negatively impacted the value of ancillary products.

•	Our Australian railroad reported lower cash flows year over year due to lower grain volumes attributable to last year’s drought in Western Australia and seasonal maintenance.

•

These negative variances were partially offset by a higher contribution from the UK port operations reflecting an initiation fee from a new customer, increased container terminal volumes and new customers.

Timber

Our Timber operations continue to benefit from a significant increase in demand from Asia, particularly for Douglas-fir and whitewood species. This enabled us to increase volumes and pricing by 24% and 18%, respectively. As a result, net operating income increased by 86% from $21 million to $39 million and net operating cash flow increased to $9 million from $2 million in the third quarter of 2010.

We exported 43% of our harvest, compared to 28% three years ago and we will continue to utilize the flexibility inherent in our operations to adjust both harvest levels and markets to maximize the value of our timberlands. While we are pleased with the increased demand from Asia, it will require a recovery of North American markets to enable us to achieve sustained optimal pricing and harvest levels. In the short term, we expect market conditions to remain comparable; however market supply may increase in the fourth quarter which could lead to lower prices.

34    BROOKFIELD ASSET MANAGEMENT

Total Return and Change in Net Invested Capital

The following table sets forth the components of total return during the period and the continuity of net invested capital:

FOR THE PERIOD ENDED SEP. 30 2011 (MILLIONS)	Three Months	Nine Months
	Ended	Ended
Net operating cash flow	$42	$148

Fair value changes
Recorded in IFRS statements
Timber	75	75
Depreciation and amortization	(10)	(32)
Other fair value changes	(30)	(66)
Supplemental items
Unrecognized values	100	150

	135	127

Total return	177	275
Capital distributed	(18)	(53)
Foreign currency revaluation	(92)	(77)

Net change in net invested capital value	67	145
Net invested capital - beginning of period	1,983	1,905

Net invested capital - end of period	$2,050	$2,050

•	Our share of the value of our standing timber increased by $75 million during the quarter due to improved pricing and accelerated harvest plans.

•

Other fair values changes in the current quarter relate to mark-to-market on interest rate swap contracts which lock-in the cost of upcoming debt refinancings in our current low interest-rate environment.

•	Unrecognized values increased in the quarter to reflect the impact of new take-or-pay contracts and expansion within our Australian operations.

The carrying values of most of our infrastructure businesses are represented by physical assets that are revalued annually for financial statement purposes, similar to our renewable power business, or regulatory and other contractual arrangements that are recorded as intangible assets and typically not revalued. Our timber assets are revalued through net income on a quarterly basis. Our regulated rate-base assets are required to be carried at amortized cost under IFRS.

Business Development

We reached agreement to purchase a majority interest in two toll roads in Santiago, Chile from a European located company for $750 million, with the equity component of $340 million being funded through our Americas Infrastructure Fund. We continue to pursue opportunities to purchase infrastructure assets from European and other investors seeking to deleverage their balance sheets. The expansion of our Australian railroad is anticipated to have a total project cost of approximately A$600 million predominantly invested over the next two years. The growth plan is comprised of six customer initiated projects which we anticipate will account for 24 million tons per annum of additional volume on our railroad by early 2014 representing a 44% increase. We have now signed long-term contracts for 93% of the planned volume. These take-or-pay contracts have a weighted average term of approximately 15 years, and are expected to result in approximately 60% of our revenues in this business being covered by take-or-pay arrangements. We anticipate generating very attractive returns on this incremental capital, reflecting the significant historical investment that has been made in our rail system.

We continue to advance a number of other growth initiatives. In our utility segment, the capital backlog as of quarter end stands at approximately $360 million, split between our transmission business and our UK connections business. We are continuing to expand our UK port operations with modest capital and are actively pursing a major expansion of our Australian coal terminal.

Q3 2011 INTERIM REPORT    35

DEVELOPMENT ACTIVITIES

Overview

The following table summarizes the capital we have invested in our development activities as well as our share of the net operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT SEP. 30, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)
	2011	2010	2011	2010
Residential development	$1,653	$1,634	$4	$31
Opportunity investments	270	244	13	45
Development land	426	431	1	1

Brookfield’s IFRS values	2,349	2,309	18	77
Values not recognized under IFRS	875	875	–	–

Brookfield’s invested capital	$3,224	$3,184	$18	$77

Residential Development

Our residential operations are based primarily in Brazil and North America with smaller operations in Australia and the UK.

Our Brazilian business is one of the leading developers in Brazil’s real estate industry. These operations include land acquisition and development, construction, and sales and marketing of a broad range of residential and commercial office units, with a primary focus on middle income residential. The operations are conducted in Brazil’s main metropolitan areas, including Sao Paulo, Rio de Janeiro, the Brasilia Federal District, and the three other markets that collectively account for the majority of the Brazilian real estate market.

Our North American operations are the result of the recent merger of our U.S. business and the Canadian residential operations of Brookfield Office Properties into a listed North American company named Brookfield Residential, in which we hold approximately 72%. Brookfield Residential is a land developer and homebuilder, with over 100,000 lots controlled in ten primary markets. Our principal markets are located in Alberta, California and Virginia. The major focus is on entitling and developing land and building homes for the communities that we develop and also the sale of lots to other builders.

The following table sets out financial profile of our residential businesses:

	Brazil		North America		Australia		UK		Total
AS AT SEP. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Inventory	$2,096	$1,878	$1,242	$1,258	$167	$89	$8	$37	$3,513	$3,262
Development land	813	775	853	799	251	477	–	–	1,917	2,051
Accounts receivable and other	2,023	1,831	230	313	45	56	–	–	2,298	2,200

	4,932	4,484	2,325	2,370	463	622	8	37	7,728	7,513
Debt	1,933	1,348	634	661	193	313	–	–	2,760	2,322
Accounts payable and other	1,672	1,780	265	231	32	37	1	–	1,970	2,048
Co-investor interests	846	887	499	622	–	–	–	–	1,345	1,509

	$481	$469	$927	$856	$238	$272	$7	$37	1,653	1,634

Values not recognized under IFRS									875	875

Net invested capital									$2,528	$2,509

36    BROOKFIELD ASSET MANAGEMENT

Our development businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process. Accordingly, we look to metrics such as stock market valuations and financing appraisals to determine a more current value for these businesses and reflect any excess value as “unrecognized values.”

The following table sets out the segmented operating results for the third quarter:

	Brazil		North America		Australia		UK		Total
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Revenues	$632	$222	$184	$208	$156	$14	$–	$111	$972	$555
Direct expenses	(584)	(190)	(157)	(171)	(160)	(14)	–	(98)	(901)	(473)

Net operating income	48	32	27	37	(4)	–	–	13	71	82
Net interest expense	(28)	(10)	(11)	–	(2)	(3)	–	–	(41)	(13)
Cash taxes	(6)	(15)	(12)	(1)	–	–	–	–	(18)	(16)
Co-investor interests	(7)	(5)	(1)	(17)	–	–	–	–	(8)	(22)

Net operating cash flow	$7	$2	$3	$19	$(6)	$(3)	$–	$13	$4	$31

Brazil

Our Brazilian operations continue to experience strong growth reflecting continued economic expansion within the country. Contracted sales and new project launches continue to exceed average results for the last twelve months as shown in the following table, which represents the operating results for the current quarter compared to the average quarterly results for the twelve months ended September 30, 2011.

	Three Months Ended Sep. 30		LTM Quarterly Results[1]
R$ MILLIONS	2011	2010	2011
Project completions	$659	$220	$342
Contracted sales	1,330	824	1,009
Project launches	913	741	810

1.	Twelve months ended September 30, 2011

Accounting profits for most of our projects are not recorded until substantial completion, which typically does not occur until 18 to 24 months after launch, and 12 to 18 months after contracting. Accordingly, reported revenues in the current period of R$1,006 million reflect lower activity levels prior to 2010, and results are highly dependent on how many condominium and office projects reach substantial completion in a particular period. We estimate that cash flow would be $19 million higher on a percentage of completion basis for the quarter, and $54 million higher on a year-to-date basis.

North America

The decline in North American cash flows reflects lower sales volumes. A portion of this reflects a delay in closing lot sales in Canada that we expect to complete during the balance of 2011. We closed 307 homes and 462 lots during the period, compared to 391 and 726, respectively, during the 2010 quarter and continued to experience low levels of U.S. activity.

Australia and UK

The current quarter includes the bulk sale of residential holdings in Perth. The 2010 UK results reflect the completion of a large project in London.

Q3 2011 INTERIM REPORT    37

Opportunity Investment

Our opportunity investment funds have $647 million of capital invested on behalf of ourselves and our clients. One of our funds is fully invested and we have been selling properties, while we are actively investing the capital in the two more recent funds. We deployed $352 million of capital during the first nine months of this year in several transactions, which included

•	the purchase of a 1.15 million square foot office building located in Houston ($123 million); and

•	bank debt secured by a 5.3 million square foot portfolio of office properties on the U.S. west coast ($177 million).

Our net invested capital is $270 million and our share of the underlying cash flow during the third quarter of 2011 was $13 million (2010 – $45 million). In the third quarter of 2010 we disposed of property recognizing a disposition gain of $34 million.

Agricultural Land

We have operated an agri-business in Brazil for almost 30 years and are continuing our efforts to expand this business and capitalize on the growing global demand for Brazilian agriculture products such as cattle, cash crops and, in particular, sugar cane. A key strategy of ours is to develop sugar cane plantations that are leased on a long-term basis to ethanol producers who wish to locate the facilities in close proximity to the sugar cane. These lands are carried at fair value under IFRS and revalued quarterly.

Business Development

The merger of our U.S. and Canadian residential businesses forms a company that we believe is very well positioned to benefit from the eventual recovery in U.S. markets and our strong market share of the energy-focused Alberta market, which will provide us with a strong source of cash flow and a wide variety of attractive investment opportunities and growth. The North American backlog at the end of the third quarter was 813 homes with a sales value of $320 million, compared to 518 homes with a value of $195 million at the same time last year.

We continue to pursue a number of opportunistic real estate investments, primarily in the United States, where refinancing requirements and recapitalization opportunities are resulting in increased transaction activity.

We remain confident that we can achieve attractive returns within our Brazilian agricultural operations based on the country’s strong competitive position as a leading agricultural producer and will endeavor to deploy additional capital on behalf of ourselves and our clients. We have an active pipeline for investments in 56 properties with an approximate total value of approximately R$2.2 billion. We are in the process of concluding investments which will require total capital of R$103 million and have made our first capital call from our Brazilian Agriculture Fund in regards to these investments.

38    BROOKFIELD ASSET MANAGEMENT

PRIVATE EQUITY AND FINANCE

Summarized Financial Results

The following table presents the net asset value of the capital invested in our Private Equity and Finance activities, together with our share of the net operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT SEP. 30, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)
	2011	2010	2011	2010
Special situations	$464	$681	$11	$25
Real estate finance and lending	413	435	3	21
Other private equity investments	533	589	7	4

Brookfield’s IFRS values	1,410	1,705	21	50
Values not recognized under IFRS	450	450	–	–

Brookfield’s invested capital	$1,860	$2,155	$21	$50

Net invested capital declined by $295 million, which is due largely to the distribution of approximately $180 million of capital from a U.S. manufacturing company within one of our special situations portfolio operations. Carrying values within our real estate, finance and lending activities investments are based on the amortized cost for loans and fair value for owned properties. Other private equity investments are mostly carried at historical book value and the associated property, plant and equipment is depreciated for IFRS purposes. We therefore provide an incremental unrecognized value based on publicly available share prices and comparable valuations as “values not recognized under IFRS.”

Net operating cash flows decreased to $21 million. The current quarter results from our special situations activities reflect a foreign currency revaluation charge at one of our portfolio companies. The 2010 results from real estate finance activities were higher than normal due to a disposition gain of $14 million on the sale of multi-residential properties.

Special Situations

Our special situations funds are focused on restructuring, operational turnarounds and other special situations where Brookfield’s operating platforms can be utilized to create value. These funds have total invested capital of $1.0 billion and uninvested capital commitments from clients of $375 million. Our share of the total invested capital is $464 million.

The portfolio consists of eleven investments in a diverse range of industries. Our average investment is $46 million and our largest single exposure is $213 million. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our share of the net operating cash flow produced by these businesses during the third quarter of 2011 was $11 million, compared to $25 million in 2010. The decline reflects losses at one of our portfolio companies due to the impact of currency exchange rate fluctuations on borrowings. The balance of the portfolio is performing in line with expectations.

Based on comparable transaction values that are not recognized in our IFRS statements we have recorded unrealized fair value gains of approximately $450 million above carried costs, which in most cases reflect depreciated historical book values and distress acquisition prices.

Q3 2011 INTERIM REPORT    39

Real Estate Finance and Bridge Lending

Our real estate finance funds have total committed capital of approximately $1.6 billion. We also originate and manage bridge loans in a variety of industries for institutional clients and ourselves. Our share of capital invested in these operations was $413 million at September 30, 2011 (December 31, 2010 – $435 million).

These activities contributed $3 million of net operating cash flow and gains during 2011 compared to $21 million during 2010. The 2010 results include a $14 million disposition gain on the sales of a multi-residential portfolio, as well as interest income from loans that were repaid prior to the 2011 quarter.

	Net Invested Capital		Net Operating Cash Flow
AS AT SEP. 30, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED SEP. 30
(MILLIONS)	2011	2010	2011	2010
Total real estate finance investments	$2,821	$2,709	$32	$79
Less: borrowings	(1,698)	(1,507)	(28)	(13)
Less: co-investor interests	(764)	(828)	(3)	(47)

	359	374	1	19
Bridge lending	54	61	2	2

Net investment in real estate finance funds	$413	$435	$3	$21

Other Private Equity Investments

We own a number of investments which will be sold once value has been maximized or integrated into our core operations. Although not core to our broader strategy, we occasionally make investments of this nature.

	Net Invested Capital		Net Operating Cash Flow
AS AT SEP. 30, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED SEP. 30
(MILLIONS)	2011	2010	2011	2010
Industrial and forest products	$241	$265	$7	$(1)
Infrastructure	81	83	2	1
Business services	209	173	(2)	5
Property and other	2	68	–	(1)

	$533	$589	$7	$4

Our largest industrial investment is a 63% fully diluted interest in Norbord Inc. (“Norbord”), which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at September 30, 2011 was approximately $213 million based on stock market prices, which approximates our carrying value of $215 million, despite its share price being at a cyclical low.

The net operating cash flow from these investments in 2011 totalled $7 million, compared with $4 million in 2010.

Business Development

Our performance in these businesses is largely driven by disposition gains as opposed to operating earnings, as many of the assets are in a turnaround or restructuring process and consequently operating results are below stabilized levels. Nevertheless we are continuing to observe improving business conditions for most of our portfolio companies.

40    BROOKFIELD ASSET MANAGEMENT

CORPORATE CAPITALIZATION AND LIQUIDITY

We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities. As at September 30, 2011, our consolidated core liquidity was approximately $4.1 billion, consisting of $2.8 billion at the corporate level and $1.3 billion within our principal operating subsidiaries. Core liquidity consists of cash, financial assets and undrawn committed credit facilities. In addition to our core liquidity, we have $8.0 billion of uninvested capital allocations from our investment partners that are available to fund qualifying investments.

Cash and Financial Assets

	Net Invested Capital			Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED SEP. 30	Sep. 30	Jun. 30	Dec. 31
(MILLIONS)	2011	2011	2010	2011	2010
Financial assets
Government bonds	$560	$604	$628
Corporate bonds	127	120	194
Other fixed income	68	58	66
High-yield bonds	174	198	98
Preferred shares	283	315	267
Common shares	269	351	328
Loans receivable/deposits	295	219	212

Total financial assets	1,776	1,865	1,793	$13	$140
Cash and cash equivalents	125	153	57	–	–
Deposits and other liabilities	(180)	(255)	(307)	(5)	(14)

Net invested capital	$1,721	$1,763	$1,543	$8	$126

Government and corporate bonds include short duration securities for liquidity purposes and longer dated securities that match insurance liabilities.

In addition to the carrying values of financial assets, we hold credit default swaps with a notional value of $730 million pursuant to which we have purchased protection against the reference debt instrument and $94 million of notional value where we have sold protection. The carrying value of these derivative instruments reflected in our financial statements at September 30, 2011 was negligible. Deposits and other liabilities include broker deposits and a small number of borrowed securities that have been sold short.

Net operating cash flow includes disposition gains and realized and unrealized gains or losses on other capital markets positions, including fixed income and equity securities, credit investments, foreign currency and interest rates.

Due to the capital market volatility in the third quarter, we recorded mark-to-market losses on investment positions during the quarter totalling approximately $50 million during the quarter. This compared with the 2010 quarter which included mark-to-market and disposition gains of approximately $80 million.

Q3 2011 INTERIM REPORT    41

Corporate Capitalization

Our corporate capitalization consists of financial obligations issued or guaranteed by the Corporation, and is detailed in the following table:

	Net Invested Capital				Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED SEP. 30	Sep. 30	Jun. 30	Dec. 31
(MILLIONS)	2011	2011	2010		2011	2010
Corporate borrowings
Bank borrowing and commercial paper	$700	$561	$199	$	6	$3
Term debt	2,620	2,769	2,706		43	40

	3,320	3,330	2,905		49	43
Contingent swap accruals	949	921	858		28	25
Accounts payable and other accruals/expenses	1,563	1,512	1,556		89	79
Capital securities	638	695	669		9	8
Shareholders’ equity
Preferred equity	1,893	1,893	1,658		26	18
Common equity[1]	20,118	21,069	18,261		215	336

	22,011	22,962	19,919		241	354

Total corporate capitalization	$28,481	$29,420	$25,907		$416	$509

Debt to capitalization	15%	14%	14%
Interest coverage					4x	6x
Fixed charge coverage					3x	5x

1.	Includes unrecognized values in addition to IFRS fair values and excludes deferred tax balances. See table on page 45

Our corporate capitalization decreased by $0.9 billion during the quarter to $28.5 billion at September 30, 2011 primarily as a result of the a reduction of $1,045 million in the accumulated foreign currency translation gains recorded in common equity. Approximately half of this reduction has been recovered as of the date of this report, with the increase valuation of foreign currencies against the U.S. dollar.

The increase in carrying charges on term debt and preferred equity reflects securities issued early this year and late 2010 as well as the impact of the higher Canadian dollar during the quarter on Canadian denominated securities. The increased interest expense from bank borrowings and commercial paper reflects a higher notional amount drawn during the period.

We issued C$250 million of perpetual rate-reset preferred shares with an initial coupon of 4.80% during October, the proceeds from which were used to reduce bank and commercial paper borrowings.

Our objective is to enhance returns for shareholders while maintaining a prudent leverage profile. The weighted average cost of our corporate borrowings, capital securities and preferred shares during the third quarter of 2011 was 5.1% on an annualized basis.

Corporate Borrowings

		Maturity
AS AT SEP. 30, 2011	Average				2014 &
(MILLIONS)	Term	2011	2012	2013	After	Total
Commercial paper and bank borrowings	4	$–	$–	$–	$700	$700
Term debt	8	–	425	75	2,120	2,620

	7	$–	$425	$75	$2,820	$3,320

Commercial paper and bank borrowings represent shorter-term borrowings pursuant to or backed by $1,922 million of committed revolving term credit facilities of which $300 million have a 364-day term and $1,622 million have a four-year term. As at September 30, 2011 approximately $132 million (December 31, 2010 – $174 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

42    BROOKFIELD ASSET MANAGEMENT

Term debt consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2012 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate borrowings have an average term of seven years (December 31, 2010 – eight years). The average interest rate on our corporate borrowings was 5.4% at September 30, 2011.

Contingent Swap Accruals

We entered into interest rate swap arrangements with AIG Financial Products (“AIG-FP”) in 1990, which include a zero coupon swap that was originally intended to mature in 2015. Our financial statements include an accrual of $949 million in respect of these contracts, which represents the compounding of amounts based on interest rates from the inception of the contracts. We have also recorded $287 million in accounts payable and other liabilities which represents the difference between the present value of any future payments under the swaps and the current accrual. We believe that the financial collapse of American International Group (“AIG”) and AIG-FP triggered a default under the swap agreements, thereby terminating the contracts with the effect that we are not required to make any further payments under the agreements, including the amounts which might, depending on various events and interest rates, otherwise be payable in 2015. AIG disputes our assertions and therefore we have commenced legal proceedings seeking a declaration from the court confirming our position. We recognize this may not be determined for a considerable period of time, and therefore will continue to account for the contracts as we have in prior years until we receive clarification.

Capital Securities

Capital securities are preferred shares that are mostly denominated in Canadian dollars and are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our Class A Limited Voting Shares at that time unless previously redeemed by us. The dividends paid on these securities are recorded in interest expense.

The average distribution yield on the capital securities at September 30, 2011 was 5.5% (December 31, 2010 – 5.5%) and the average term to the holders’ conversion date was three years as at September 30, 2011 (December 31, 2010 – three years).

Shareholders’ Equity

	Net Invested Capital[1]			Book Value[2]
AS AT	Sep. 30	Jun. 30	Dec. 31	Sep. 30	Jun. 30	Dec. 31
(MILLIONS)	2011	2011	2010	2011	2011	2010
Preferred equity	$1,893	$1,893	$1,658	$1,893	$1,893	$1,658
Common equity	20,118	21,069	18,261	14,507	15,765	12,795

	$22,011	$22,962	$19,919	$16,400	$17,658	$14,453

1.	Pre-tax basis, including unrecognized values under IFRS (Net Tangible Asset Value)
2.	Based on IFRS financial statements

We issued C$250 million of perpetual rate-reset preferred shares in October 2011 with a coupon for the first six years of 4.80%.

We repurchased 2.4 million Class A Limited Voting Shares during the quarter at an average price of $27.51 per share.

Q3 2011 INTERIM REPORT    43

The following table reconciles common equity per our IFRS financial statements to Net Tangible Asset Value and Intrinsic Value:

	Sep. 30, 2011		Jun. 30, 2011		Dec. 31, 2010
AS AT
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share	Total	Per Share
Common equity per IFRS financial statements	$14,507	$23.33	$15,765	$25.22	$12,795	$22.09
Add back deferred income taxes[1]	1,811	2.75	1,954	2.96	2,216	3.60
Values not recognized under IFRS	3,800	5.77	3,350	5.08	3,250	5.27

Net tangible asset value	20,118	31.85	21,069	33.26	18,261	30.96
Asset management franchise value	4,000	6.08	4,000	6.05	4,000	6.49

Total intrinsic value	$24,118	$37.93	$25,069	$39.31	$22,261	$37.45

1.	Net of non-controlling interests

Asset management franchise value is derived from the discounted cash flows that we expect to generate from existing fee arrangements and future growth of their business and is discussed in more detail in our 2010 Annual Report.

Values not recognized under IFRS relate to certain assets that are not reflected at fair value under IFRS. As a result, we have provided an estimate of the incremental value of these items over their carried values to arrive at a more complete and consistent determination of net tangible asset value. These include items carried at historical book values such as the values for our property services and construction businesses, renewable power and infrastructure development projects, assets acquired at distressed values that are not otherwise revalued and development land carried at the lower of cost or market.

The unrecognized values segregated in the following table are reviewed in each of the relevant operating segments.

	Sep. 30	Jun. 30	Dec. 31
AS AT (MILLIONS)	2011	2011	2010
Asset management and other services	$675	$825	$775
Operating platforms
Renewable power generation	1,500	1,000	600
Commercial properties	25	25	325
Infrastructure	275	175	125
Development activities	875	875	875
Private equity and finance	450	450	450
Other assets	–	–	100

	$3,800	$3,350	$3,250

Interest Rates and Currencies

Interest Rates

The majority of our borrowings are fixed rate long-term financings. Accordingly, changes in interest rates have minimal short-term impact on our cash flows. We do not record changes in the value of our long-term financings in determining net asset value or operating results, with very limited exceptions.

As at September 30, 2011, our net floating rate liability position on a proportionate basis was $4.8 billion December 31, 2010 – $4.1 billion). As a result, a 10-basis point increase in interest rates would decrease net operating cash flow by $5 million. Notwithstanding our practice of match funding long-term assets with long-term debt, we do believe that the values and cash flows of certain assets are more appropriately matched with floating rate liabilities. We utilize interest rate contracts to manage our overall interest rate profile so as to achieve an appropriate floating rate exposure while preserving a long-term maturity profile.

The impact of a 10-basis point increase in long-term interest rates on financial instruments recorded at market value is estimated to increase net income by $3 million on an annualized basis before tax, based on our positions at September 30, 2011.

44    BROOKFIELD ASSET MANAGEMENT

We have entered into $3.0 billion notional amount of interest rate contracts ($1.9 billion net to Brookfield) to lock-in the risk free component of interest rates for debt refinancings over the next four years. The value of these contracts is correlated with changes in the reference interest rate, typically the U.S. 10-year government bond such that a 10-basis point change in the interest rate would result in a $32 million change in mark-to-market ($21 million net to Brookfield) being recorded in other comprehensive income.

Foreign Currencies

As at September 30, 2011 our net tangible asset value of $20.1 billion was invested in the following currencies, prior to the impact of any financial contracts: United States - 45%; Australia - 16%; Brazil - 22%; Canada - 12%; and other - 5%. From time to time, we utilize financial contracts to adjust these exposures. Financial hedges reduced the impact currency fluctuations on our common equity by approximately $270 million.

A change in a foreign currency against the U.S. dollar will impact the U.S. dollar value of the cash flows generated in those currencies. We estimate that a 10% change in the exchange rate of the three primary non-U.S. currencies in which we operate would have an impact on our annualized net operating cash flows of approximately $38 million, and between $nil and $25 million for each specific currency. The economic impact of this is lessened to the extent of distributions and sustaining capital expenditures in those same currencies.

OUTLOOK

A large portion of our net operating cash flow is generated by our renewable power, commercial office and retail and infrastructure businesses which we manage for ourselves and our clients. The revenues in all of these businesses are largely contracted through leases, power sales agreements and regulated rate base or operating agreements. This provides stability to the cash flows. In addition, these businesses are also financed largely with long-term asset specific borrowings which provides for additional stability. Our asset management contracts provide for base management fees earned on capital committed to our funds, many of which have initial terms of 10 years or more.

Renewable power generation: Water inflows and generation during the third quarter were consistent overall with long-term average and reservoir levels were slightly above average at the end of the quarter. Accordingly, we are in a position to achieve long-term generation targets for the balance of the year should normal water conditions prevail. We also expect to benefit in future years from the contribution from the development and acquisition of additional hydroelectric and wind facilities. We have 83% of our expected generation under contract for the balance of the year, and 77% of 2012 at attractive prices. This significantly reduces our exposure to short-term or spot pricing, which continues to be at low levels. Over the longer term, we expect that renewable energy, such as the hydroelectric and wind power we produce, will continue to command a premium in the market and lead to extended increases in realized prices and net operating cash flows.

Commercial properties: Office leasing momentum has continued and we have successfully leased nearly 4 million square feet since the second quarter bringing the year-to-date total to 8.5 million square feet. We are in the middle of robust leasing discussions that cover more than 6 million square feet of additional space. If executed this could propel us to our highest leasing year ever, help maintain occupancy, and significantly reduce our lease-rollover exposure through 2016. Approximately 28% of this activity represents new or expanding tenants.

Our primary markets are in what we consider the second stage of recovery: meaning not only has leasing velocity picked up but we are seeing an improvement in lease economics as well. The other markets in which we operate are solidly in the initial stage of recovery: leasing velocity has picked up although to date we have not seen meaningful improvement in economics. We also continue to experience increasing sales and occupancy levels in our U.S. retail portfolio.

Infrastructure: Our focus remains on both investing in expansion opportunities within our Infrastructure businesses, as well as pursuing the demonstrable increase in transaction activity.

Q3 2011 INTERIM REPORT    45

Cash flows from our Utilities, Transport and Energy businesses are resilient and are expected to remain stable in the foreseeable future. In our timber business, we expect the favourable market prices to persist through the remainder of 2011. We expect our timber operations to be positively impacted in the mid-to-long term due to supply constraints and ongoing demand from Asian markets. Harvest levels were at 92% of estimated long run sustainable yields, leaving considerable room for increase as North American markets recover.

Development activities: The cash flows from these operations are supplemented by earnings from businesses that are more closely correlated with the economic cycle. Some of these are producing results that are significantly below normalized levels as a result of the recent recession and ongoing low growth in areas, such as U.S. home building; however, we expect to benefit from growth in these businesses as these sectors ultimately recover.

Private equity and finances: We record disposition gains from time to time. These are, by their nature, difficult to predict with certainty but the breadth of our operations and active management of our assets have resulted in a meaningful amount of gains being realized in most periods.

Our businesses are located in a number of regions, including a substantial presence in the United States, Australia, Brazil and Canada. Accordingly, cash flows and net asset values will vary with changes in the applicable foreign exchange rates. Other factors that could impact our performance in 2011, both positively and negatively, are reviewed in Part 4 of our 2010 Annual Report and Annual Information Form.

We believe Brookfield is well positioned for continued growth through 2011 and beyond. This is based on the stability and growth potential of our operating businesses, the strength of our capitalization and liquidity, our execution capabilities and our expanded relationships, as discussed elsewhere in this MD&A.

46    BROOKFIELD ASSET MANAGEMENT

PART 3 — ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

This section contains a review of our consolidated financial statements and contains information to assist the reader in reconciling the basis of presentation in our consolidated financial statements to that employed in the MD&A, as well as a review of certain balances that are not reviewed elsewhere in the MD&A.

CONSOLIDATED STATEMENTS OF INCOME

The following table summarizes the major components of net income on a total basis and also the proportionate amounts that accrue to Brookfield:

	Total		Net to Brookfield[1]
FOR THE THREE MONTHS ENDED SEP. 30
(MILLIONS)	2011	2010	2011	2010	Variance
Net operating cash flow attributable to Brookfield	$241	$354	$241	$354	$(113)
Cash flow attributable to non-controlling interests	224	271	–	–	–

Net operating cash flow – consolidated basis	465	625	241	354	(113)
Less: Disposition gains[2]	(5)	–	(5)	–	(5)

	460	625	236	354	(118)

Non-cash items
Fair value changes	544	(54)	190	(64)	254
Depreciation and amortization	(224)	(193)	(168)	(169)	1
Deferred income taxes	(64)	(36)	(5)	(9)	4

	256	(283)	17	(242)	259

Net income	$716	$342	$253	$112	$141

1.	Net of non-controlling interests
2.	Disposition gains recorded directly in equity under IFRS

Consolidated net income for the third quarter of 2011 was $716 million, of which $253 million was attributable to our shareholders and $463 million was attributable to other investors in our consolidated funds and subsidiary operations, and is presented as “non-controlling interests”, on the consolidated statement of operations.

Net income attributable to Brookfield increased by $141 million, of which $254 million was attributable to the impact of fair value changes, partially offset by lower net operating cash flow.

Fair Value Changes

Fair value changes pertaining to our operating assets totalled $544 million in aggregate during the third quarter, of which our proportionate share was $190 million. These relate primarily to increases in fair values of commercial and retail properties which are revaluated quarterly, in contrast to the operating assets within our renewable power and infrastructure businesses which are predominantly revalued on an annual basis.

•

We recorded increases in the valuation of our North American and Australian commercial office properties during the third quarter of 2011 to reflect the impact leasing activities on projected cash flows.

•	We recorded $200 million relating to increases in the value of GGP’s portfolio, based on market transactions, increase in projected cash flows and a decreases of capitalization rates.

•	We recorded increases in the value of our Brazilian retail malls due to increased lease revenues and occupancy.

•	The increase in timber values reflects improved pricing and accelerated harvest levels.

Q3 2011 INTERIM REPORT    47

Other fair value changes include $208 million reflecting the increase in the market value of the units held by other investors in our Brookfield Renewable Power Fund, which are treated as a liability for accounting purposes and marked to market quarterly as a result, as well as unrealized mark-to-market losses on interest rate contracts that lock in rates for future financings.

These changes, together with fair value charges recovered in other comprehensive income, are reflected in the analysis of total return in operating revenues in Parts 1 and 2 of this report.

	Total		Net[1]
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2011	2010	2011	2010	Variance
Operating assets
Commercial properties
Office
North America
Direct	$164	$32	$77	$15	$62
U.S. Office Fund	115	4	54	2	52
Other equity accounted	(4)	(9)	(2)	(4)	2
United Kingdom - Canary Wharf	29	(6)	29	(6)	35
Australia	21	37	2	37	(35)
Retail
United States	220	–	200	–	200
Brazil	221	70	82	18	64
Development	(18)	(36)	(8)	(19)	11

	748	92	434	43	391
Other property investments	(13)	27	(13)	8	(21)
Timber and agriculture	157	(1)	75	1	74

	892	118	496	52	444

Other fair value changes
Interest rate contracts	(97)	(55)	(97)	(55)	(42)
Power contracts	11	54	11	54	(43)
Co-investor units in Brookfield Renewable Power Fund	(208)	(70)	(208)	(70)	(138)
Other	(40)	(8)	(4)	3	(7)

	(334)	(79)	(298)	(68)	(230)

	558	39	198	(16)	214
Less: Recognized in net operating cash flow	(14)	(93)	(8)	(48)	40

	$544	$(54)	$190	$(64)	$254

1.	Net of non-controlling interests

Depreciation and Amortization

Depreciation and amortization for each principal operating segment is summarized in the following table:

	Total		Net[1]
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2011	2010	2011	2010	Variance
Renewable power generation	$116	$116	$116	$116	$–
Infrastructure	36	7	10	1	9
Development activities	2	2	2	2	–
Private equity and finance	52	46	22	29	(7)
Asset management and other	18	22	18	21	(3)

	$224	$193	$168	$169	$(1)

1.	Net of non-controlling and minority interests

48    BROOKFIELD ASSET MANAGEMENT

Depreciation relates mostly to our renewable power generating operations, with smaller amounts arising from infrastructure operations and industrial businesses held within our private equity and finance operations. We do not recognize depreciation or depletion on our commercial office and retail properties, standing timber, and agricultural assets respectively, as each of these asset classes are revalued on a quarterly basis in net income as part of “fair value changes.” Depreciation within our infrastructure operations increased due to the consolidation of operating units following the Prime merger.

Revenues

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30
(MILLIONS)	2011	2010	2011	2010
Asset management and other services	$962	$660	$2,432	$1,832
Renewable power generation	303	251	938	855
Commercial properties	725	532	1,920	1,564
Infrastructure	469	204	1,408	612
Development activities	1,012	742	2,224	1,905
Private equity and finance	1,080	996	3,183	2,811
Cash, financial assets and other	31	165	196	378

Total consolidated revenues	$4,582	$3,550	$12,301	$9,957

Revenues increased in all segments as a result of the strengthening of non-U.S. currencies relative to the U.S. dollar. Asset management and other services reflect higher activity levels in our construction business. Renewable power revenues reflect increased generation levels during the quarter. Commercial properties and Infrastructure revenues include the consolidation of the U.S. Office Fund and the consolidation of several business units following the Prime merger in November 2010, respectively. Development revenues increased from a higher amount of projects completed in our Brazilian operations.

CONSOLIDATED BALANCE SHEETS

Assets

We review changes in our financial position on a segmented basis in Part 2 – Review of Operations and reconcile this basis to our consolidated balance sheets on pages 58 and 61 in this section. We also provide an analysis in this section of the major balances that differ from those utilized in our segmented review.

Total consolidated assets increased to $84.6 billion as at September 30, 2011 from $78.1 billion at the end of 2010.

The increased carrying values in 2011 reflects the consolidation of our U.S. Office Fund, increased appraisal values of our commercial office properties, ongoing sustaining capital expenditures and investment activities. Investments include our stake in General Growth Properties, in which we invested a further $1.7 billion during the first quarter of 2011 and recorded $0.2 billion of valuation gains during the third quarter, $0.7 billion on a year-to-date basis . The decrease in accounts receivables and other primarily reflects the sale of Prime Infrastructures held for sale assets, partially offset by the expansion of our Brazilian residential operations and our construction services. These increases were partially offset by lower currency exchange rates, and depreciation and amortization of property, plant and equipment.

Other Financial Assets

Other financial assets include our 22% common share investment in Canary Wharf, which is included in commercial office property operations in our segmented analysis at a carried value of $858 million.

Q3 2011 INTERIM REPORT    49

Investments

Investments represent equity accounted interests in partially owned entities as set forth in the following table, which are discussed further within the relevant business segments in Part 2 – Review of Operations:

	Ownership Interest			Carrying Value
AS AT	Sep. 30	Jun. 30	Dec. 31	Sep. 30	Jun. 30	Dec. 31
(MILLIONS)	2011	2011	2010	2011	2011	2010
Renewable power generation
Bear Swamp Power Co. LLC	50%	50%	50%	$92	$96	$95
Other renewable power generation	50%	50%	50%	203	221	171
Commercial properties
General Growth Properties	22%	21%	10%	3,679	3,367	1,014
U.S. Office Fund[1]	–	47%	47%	–	2,033	1,806
245 Park Avenue	51%	51%	51%	620	607	580
Grace Building[2]	50%	–	–	529	–	–
Other commercial properties[3]	20-75%	20-75%	20-51%	1,727	1,727	1,421
Infrastructure
Natural gas pipeline	26%	26%	26%	393	398	384
Transelec S.A.	28%	28%	28%	350	369	373
Other infrastructure assets	40-42%	40-42%	40-42%	390	443	395
Other	25-60%	25-60%	25-50%	414	431	390

Total				$8,397	$9,692	$6,629

1.	The company acquired a controlling interest in the U.S. Office Fund and commenced consolidation on August 9, 2011
2.	Previously included in the U.S. Office Fund
3.	Other commercial properties include investments in Darling Park Trust, E&Y Centre Sydney and Four World Financial Center

We obtained a controlling interest in our U.S. Office Fund during the third quarter of 2011, resulting in the consolidation of the Fund and a decrease in investments from the second quarter of 2011. Investments increased compared to the fourth quarter of 2010 from our additional $1.7 billion investment in General Growth Properties in the first quarter of 2011 and increases in the fair values of the properties held within General Growth and the U.S. Office Fund.

Liabilities and Shareholders’ Equity

The following analysis of our liabilities and shareholders’ equity is based on our consolidated balance sheet, and therefore includes the obligations of consolidated entities, including partially owned funds and subsidiaries.

We note, however, that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. For example, we have access to the capital of our clients and co-investors through public market issuance and, in some cases, contractual obligations to contribute additional equity. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated such as our investment in General Growth Properties and several of our infrastructure businesses.

50    BROOKFIELD ASSET MANAGEMENT

Accordingly, we believe that the two most meaningful bases of presentation to use in assessing our capitalization are proportionate consolidation and deconsolidation. The following table depicts the composition of our capitalization on these bases, along with our consolidated capitalization, all based on the net asset value of our equity and the interests of other investors:

	Deconsolidated			Proportionate			Consolidated
AS AT	Sep. 30	Jun. 30	Dec. 31	Sep. 30	Jun. 30	Dec. 31	Sep. 30	Jun. 30	Dec. 31
(MILLIONS)	2011	2011	2010	2011	2011	2010	2011	2011	2010
Corporate borrowings	$3,320	$3,330	$2,905	$3,320	$3,330	$2,905	$3,320	$3,330	$2,905
Non-recourse borrowings
Property-specific mortgages	–	–	–	19,115	18,843	15,956	27,502	25,180	23,454
Subsidiary borrowings[1]	949	921	858	4,075	3,977	3,610	4,752	4,504	4,007

Accounts payable and other[2]	1,563	1,512	1,556	8,204	8,729	7,577	11,872	14,098	13,088
Capital securities	638	695	669	1,120	1,216	1,188	1,609	1,745	1,707
Non-controlling interests	–	–	–	–	–	–	17,369	17,745	16,301
Shareholders’ equity[3]	22,011	22,962	19,919	22,011	22,964	19,919	22,011	22,962	19,919

	$28,481	$29,420	$25,907	$57,845	$59,059	$51,155	$88,435	$89,564	$81,381

Debt to capitalization	15%	14%	15%	46%	44%	44%	40%	37%	37%

1.	Includes $949 million (December 31, 2010 – $858 million) of contingent swap accruals which are guaranteed by the Corporation and are accordingly included in Corporate Capitalization
2.	Net of deferred income taxes
3.	Pre-tax basis, including unrecognized values under IFRS

Debt to capitalization ratios are largely unchanged over the first nine months of the year. Variances in aggregate balances are discussed in the following sections.

•

The carrying values of liabilities decreased in most cases due to the impact of lower currency values on non-U.S. borrowings, offset by the addition of debt associated with assets acquired during 2011.

•

As at September 30, 2011 only 12% of our consolidated debt capitalization is issued or guaranteed by the Corporation, whereas 77% is recourse only to specific assets or groups of assets and 11% is issued by subsidiaries and has no recourse to the Corporation. This reflects our use of subsidiary and property-specific financings to minimize risk.

Deconsolidated capitalization depicts the amount of debt that is recourse to the Corporation, and the extent to which it is supported by our deconsolidated invested capital and remitted cash flows. The 15% debt-to-capitalization ratio on this basis reflects our strategy of having a relatively low level of debt at the parent company level and financing our operations primarily at the asset or operating unit level with no recourse to the Corporation.

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which is an important component of enhancing shareholder returns. We believe the 46% debt-to-capitalization ratio at September 30, 2011 (December 31, 2010 – 44%) is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Consolidated capitalization reflects the full consolidation of partially-owned entities, notwithstanding that our capital exposure to these entities is limited. The debt-to-capitalization ratio on this basis is 40% (December 31, 2010 – 37%).

Q3 2011 INTERIM REPORT    51

Subsidiary Borrowings

We capitalize our subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

		Proportionate			Consolidated
AS AT (MILLIONS)	Average Term	Sep. 30 2011	Jun. 30 2011	Dec. 31 2010	Sep. 30 2011	Jun. 30 2011	Dec. 31 2010
Subsidiary borrowings
Renewable power generation	10	$1,088	$1,184	$1,152	$1,179	$1,276	$1,152
Commercial properties	3	1,006	1,013	757	747	679	579
Infrastructure	2	127	99	40	460	358	148
Development activities	2	196	198	278	199	201	278
Private equity and finance	3	533	526	488	1,042	1,033	955
Other	2	176	36	37	176	36	37
Contingent swap accruals[1]	4	949	921	858	949	921	858

Total	5	$4,075	$3,977	$3,610	$4,752	$4,504	$4,007

1.	Guaranteed by the Corporation

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. As at September 30, 2011, subsidiary borrowings included $949 million (December 31, 2010 – $858 million) of contingent swap accruals that are guaranteed by the Corporation (see page 44).

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

		Proportionate			Consolidated
AS AT (MILLIONS)	Average Term	Sep. 30 2011	Jun. 30 2011	Dec. 31 2010	Sep. 30 2011	Jun. 30 2011	Dec. 31 2010
Renewable power generation	10	$3,004	$2,886	$2,818	$4,088	$4,023	$3,834
Commercial properties	4	11,619	11,199	9,014	13,323	10,631	10,689
Infrastructure	7	1,986	2,049	1,995	4,632	4,632	4,463
Development activities	2	1,511	1,672	1,309	3,033	3,290	2,632
Private equity and finance	5	995	1,037	820	2,426	2,604	1,836

Total	5	$19,115	$18,843	$15,956	$27,502	$25,180	$23,454

Our proportionate share of property-specific borrowings in commercial properties increased since year-end due to our increased ownership of General Growth Properties. This did not impact consolidated liabilities as the investment is equity accounted. Consolidated borrowings increased during the third quarter due to the consolidation of the U.S. Office Fund.

Accounts Payable and Other

	$10,334111	$10,334111	$10,334111	$10,334111	$10,334111	$10,334111
	Corporate			Consolidated
AS AT (MILLIONS)	Sep. 30 2011	Jun. 30 2011	Dec. 31 2010	Sep. 30 2011	Jun. 30 2011	Dec. 31 2010
Accounts payable	$175	$270	$163	$4,756	$5,150	$4,581
Other liabilities	1,388	1,242	1,393	4,020	5,793	5,753

	$1,563	$1,512	$1,556	$8,776	$10,943	$10,334

Accounts payable and other decreased on a consolidated basis following the successful sale of Prime Infrastructure’s held-for-sale operations, resulting in the removal of $1.9 billion of the associated liabilities.

52    BROOKFIELD ASSET MANAGEMENT

Capital Securities

Capital securities are discussed on page 44.

		Proportionate			Consolidated
AS AT (MILLIONS)	Average Term to Conversion	Sep. 30 2011	Jun. 30 2011	Dec. 31 2010	Sep. 30 2011	Jun. 30 2011	Dec. 31 2010
Issued by the Corporation	3	$638	$695	$669	$638	$695	$669
Issued by Brookfield Office
Properties	3	482	521	519	971	1,050	1,038

	3	$1,120	$1,216	$1,188	$1,609	$1,745	$1,707

Non-controlling Interests in Net Assets

Interests of co-investors in net assets are comprised of three components: participating equity interests, interests held by other investors in funds that are treated as liabilities for accounting purposes, and non-participating preferred equity issued by subsidiaries.

	Number of Shares /% Interest				Book Value
AS AT (MILLIONS)	Sep. 30 2011	Jun. 30 2011		Dec. 31 2010	Sep. 30 2011	Jun. 30 2011	Dec. 31 2010
Participating interests in subsidiary companies
Renewable power generation	various	various		various	$452	$455	$260
Commercial properties
Brookfield Office Properties	253.8 / 49%	254.3 / 4	9%	253.3 / 49%	5,010	5,552	4,730
Property funds and other	various	various		various	1,990	1,541	1,293
Infrastructure
Timber	various	various		various	1,121	1,106	1,118
Utilities and transport and energy	various	various		various	2,189	2,414	2,366
Development activities
Brookfield Residential Properties Inc.	27.9 / 28%	28.9 / 28%		11.3 / 38%	498	526	638
Brookfield Incorporates S.A.	273.3 / 59%	273.3 / 59%		251.5 / 57%	846	1,022	887
Brookfield Real Estate Opportunity Funds	various	various		various	289	288	292
Private equity and finance	various	various		various	1,699	1,755	1,864

					14,094	14,659	13,448

Interest of others in funds
Redeemable units					1,622	1,585	1,355
Limited life funds					202	239	207

					1,824	1,824	1,562

					15,918	16,483	15,010

Non-participating interests
Brookfield Australia					390	452	476
Brookfield Office Properties					823	553	562
Brookfield Renewable Power Fund					238	257	253

					1,451	1,262	1,291

					$17,369	$17,745	$16,301

Non-controlling interest in non-U.S. operations decreased as a result of lower exchange rates for the Australian, Brazilian and Canadian currency against the U.S. dollar. We commenced consolidating the U.S. Office Fund during the third quarter and the increase in commercial Property Funds non-controlling interest primarily relates to our co-investors share of the Fund. The carrying value of redeemable units of our Brookfield Renewable Power Fund increased during the quarter by $208 million, due to the increase in the Fund’s unit price from C$23.01 to C$25.89 per unit, offset by the lower currency exchange rate.

We issued C$250 million of non-participating preferred shares from our 50% owned subsidiary, Brookfield Office Properties, in the third quarter of 2011.

Q3 2011 INTERIM REPORT    53

Corporate Dividends

The distributions paid by Brookfield on outstanding securities during the first nine months of 2011 and the same period in 2010 and 2009 are as follows:

	Distribution per Security
	2011	2010	2009
Class A Limited Voting Shares	$0.39	$0.39	$0.39
Class A Preferred Shares
Series 2	0.40	0.30	0.30
Series 4 + Series 7	0.40	0.30	0.30
Series 8	0.57	0.43	0.42
Series 9	0.84	0.79	0.70
Series 10	1.10	1.04	0.92
Series 11	1.06	0.99	0.88
Series 12	1.03	0.98	0.87
Series 13	0.40	0.30	0.30
Series 14	1.45	1.07	1.14
Series 15	0.33	0.18	0.20
Series 17	0.91	0.86	0.76
Series 18	0.91	0.86	0.76
Series 21	0.96	0.90	0.80
Series 22[1]	1.34	1.27	0.51
Series 24[2]	1.03	0.92	—
Series 26[3]	0.87	—	—
Series 28[4]	0.75	—	—

1.	Issued June 4, 2009
2.	Issued January 14, 2010
3.	Issued October 29, 2010
4.	Issued February 8, 2011

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Operating Cash Flow		Net Income
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2011	2010	2011	2010
Operating cash flow/net income	$241	$354	$253	$112
Preferred share dividends	(26)	(18)	(26)	(18)

	215	336	227	94
Capital securities dividends[1]	—	—	10	—

Operating cash flow/net income available for shareholders	$215	$336	$237	$94

Weighted average shares	615.4	574.3	615.4	574.3
Dilutive effect of the conversion of options using treasury stock method	10.0	9.9	10.0	9.9
Dilutive effect of the conversion of capital securities[1,2]	—	—	25.7	—

Shares and share equivalents	625.4	584.2	651.1	584.2

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder

2.	The number of shares is based on 95% of the quoted market price at period-end

The capital securities were not dilutive to net income in 2010 due to the lower earnings per share in that period.

54    BROOKFIELD ASSET MANAGEMENT

Issued and Outstanding Shares

Changes in the number of issued and outstanding shares during the three and nine months ended September 30 are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2011	2010	2011	2010
Outstanding at beginning of period	621.5	574.9	577.7	572.9
Issued (repurchased)
Share issuances	—	—	45.1	—
Repurchases	(2.4)	—	(5.6)	—
Management share option plan	0.1	1.1	2.0	3.1
Dividend reinvestment plan	—	0.1	—	0.1

Outstanding at end of period	619.2	576.1	619.2	576.1
Unexercised options	39.0	39.9	39.0	39.9

Total diluted shares at end of period	658.2	616.0	658.2	616.0

In calculating our book value per share, the cash value of our unexercised options of $847 million (December 31, 2010 – $813 million) is added to the book value of our common equity of $14,507 million (December 31, 2010 – $12,795 million) prior to dividing by the total diluted shares presented above.

As of November 10, 2011 the corporation had outstanding 618,680,884 Class A limited Voting Shares and 85,120 Class B limited Voting Shares.

Q3 2011 INTERIM REPORT    55

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the company’s cash flows on a consolidated basis:

	(1,042)	(1,042)
	Three Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2011	2010
Operating activities	$277	$463
Financing activities	724	131
Investing activities	(1,042)	(181)

(Decrease)/Increase in cash and cash equivalents	$(41)	$413

Operating Activities

Cash flow from operating activities consists of net income, including the amount attributable to co-investors, less non-cash items such as fair value changes, depreciation and deferred income taxes, partially offset by the capital invested in our residential inventories, and adjusted for changes in non-cash working capital.

Financing Activities

Financing activities generated $724 million of net proceeds in the third quarter compared to $131 million in 2010. Net proceeds from debt financings totalled $556 million compared to a negligible amount in the prior quarter. These include new financing of acquisitions and development activities as well as incremental proceeds from refinancing existing assets to replace prior amortization or increased cash flows and values. Net capital from co-investors in funds and other consolidated entities was $141 million, compared to $314 million in the prior quarter, reflecting capital called to fund new investments less returns from monetizations. We issued $246 million of preferred shares from our office property unit, and invested $115 million to repurchase common shares of the Corporation and our subsidiaries. Distributions to investors in the Corporation and consolidated entities totalled $269 million. The increase from the $194 million distributed in the prior quarter reflects increases in payout rates as well as increases in the capital held by others in our renewable power and infrastructure listed entities.

Investing Activities

We invested $1,042 million in our operations in third quarter, compared to $181 million in 2010. We acquired three commercial properties during the quarter for approximately $300 million, net of assumed debt. We continued to invest in all of our operations, including our commercial office development projects, our renewable power development projects as well as our infrastructure growth capital expenditures. In the prior year, we disposed of properties in our Opportunity Funds and our Real Estate Finance operations, generating proceeds of approximately $165 million, which was used to repay the associated property specific mortgages.

56    BROOKFIELD ASSET MANAGEMENT

RECONCILIATION BETWEEN CONSOLIDATED AND SEGMENTED FINANCIAL INFORMATION

Balance Sheet	As at September 30, 2011
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Asset Management and Other	Corporate Capitalization	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment	$12,342	$11	$3,481	$1	$2,612	$–	$103	$–	$18,550
Investment properties	–	25,433	223	901	1,763	–	–	–	28,320
Timber and agriculture	–	–	2,884	416	58	–	–	–	3,358
Inventory	5	1	59	5,528	449	–	–	–	6,042
Investments	295	6,382	1,229	421	22	21	27	–	8,397
Cash and cash equivalents	262	443	196	454	313	125	163	–	1,956
Financial assets	6	725	–	(8)	136	1,347	11	–	2,217
Loans and notes receivable	49	155	(11)	(234)	997	295	–	–	1,251
Accounts receivable and other	1,327	818	466	1,385	982	113	1,371	–	6,462
Intangible assets	117	48	2,798	35	288	–	347	–	3,633
Goodwill	25	320	591	425	39	–	1,044	–	2,444

	14,428	34,336	11,916	9,324	7,659	1,901	3,066	–	82,630
Deferred tax asset	205	298	450	209	83	–	760	–	2,005

Total assets	$14,633	$34,634	$12,366	$9,533	$7,742	$1,901	$3,826	$–	$84,635

Liabilities
Corporate borrowings	$–	$–	$–	$–	$–	$–	$–	$3,320	$3,320
Non-recourse borrowings
Property specific mortgages	4,088	13,323	4,632	3,033	2,349	77	–	–	27,502
Subsidiary borrowings	1,179	747	460	199	1,042	–	176	949	4,752
Accounts payable and other liabilities.	910	1,196	843	1,986	1,116	–	1,162	1,563	8,776
Deferred tax liability	2,440	725	1,193	309	228	–	–	12	4,907
Interests of others in funds	1,565	–	202	–	–	57	–	–	1,824
Capital securities	–	971	–	–	–	–	–	638	1,609
Equity
Non-controlling interests	691	8,083	3,310	1,755	1,634	46	26	–	15,545
Preferred equity	–	–	–	–	–	–	–	1,893	1,893
Common equity	3,760	9,589	1,726	2,251	1,373	1,721	2,462	(8,375)	14,507

Total liabilities and equity	$14,633	$34,634	$12,366	$9,533	$7,742	$1,901	$3,826	$–	$84,635

Common equity	$3,760	$9,589	$1,726	$2,251	$1,373	$1,721	$2,462	$(8,375)	$14,507
Deferred income taxes[1]	2,235	140	49	98	37	–	(760)	12	1,811
Unrecognized values	1,500	25	275	875	450	–	675	–	3,800

Net tangible asset value	7,495	9,754	2,050	3,224	1,860	1,721	2,377	(8,363)	20,118
Asset management franchise value	–	–	–	–	–	–	4,000	–	4,000

Intrinsic value	$7,495	$9,754	$2,050	$3,224	$1,860	$1,721	$6,377	$(8,363)	$24,118

1.	Net of non-controlling interests

Q3 2011 INTERIM REPORT    57

	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/
Results from Operations	For the three months ended September 30, 2011
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Investment Income Gains	Unallocated	Consolidated Financial Statements
Asset management and other services	$119	$–	$–	$–	$–	$–	$–	$–	$119
Revenues less direct operating costs
Renewable power generation	–	188	–	–	–	–	–	–	188
Commercial properties	–	–	357	–	–	30	–	–	387
Infrastructure	–	–	–	186	–	–	–	–	186
Development activities	–	–	–	–	82	–	–	–	82
Private equity and finance	–	–	–	–	–	29	–	–	29
Equity accounted income	5	8	110	50	1	–	(7)	–	167
Investment and other income	–	–	23	–	20	6	20	–	69

	124	196	490	236	103	65	13	–	1,227

Expenses
Interest	–	100	240	84	45	60	7	86	622
Operating costs	–	–	19	14	–	–	–	86	119
Current income taxes	–	4	4	(1)	18	(3)	1	3	26
Non-controlling interests	–	30	91	97	22	(13)	(3)	–	224

	124	62	136	42	18	21	8	(175)	236

Disposition gains	–	–	5	–	–	–	–	–	5

Net operating cash flow	124	62	141	42	18	21	8	(175)	241
Less: disposition gains	–	–	(5)	–	–	–	–	–	(5)

Net income before the following	124	62	136	42	18	21	8	(175)	236
Depreciation and amortization	–	(116)	(10)	(36)	(2)	(52)	–	(8)	(224)
Fair value changes	–	(217)	792	129	(11)	(11)	–	(138)	544
Deferred income taxes	–	(3)	(81)	(69)	(8)	8	–	89	(64)
Non-controlling interests	–	21	(300)	(2)	13	25	–	4	(239)

Net income (loss)	$124	$(253)	$537	$64	$10	$(9)	$8	$(228)	$253

	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/
Total Return and Change in Intrinsic Value	For the three months ended September 30, 2011
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Unallocated	Total
Net operating cash flow	$124	$62	$141	$42	$18	$21	$8	$(175)	$241
Less: preferred share dividends	–	–	–	–	–	–	–	(26)	(26)

Net operating cash flow for shares	124	62	141	42	18	21	8	(201)	215

Fair value changes
Recorded in IFRS statements[1]
Revaluation gains/(losses)	1	(447)	329	45	(10)	(15)	(95)	(100)	(292)
Less: recorded in cash flow	–	–	(2)	–	(6)	–	–	–	(8)
Depreciation and amortization	(18)	(116)	–	(10)	(2)	(22)	–	–	(168)
Other	–	–	44	–	2	(2)	(8)	7	43
Supplemental items
Unrecognized values	(150)	500	–	100	–	–	–	–	450

Total fair value changes	(167)	(63)	371	135	(16)	(39)	(103)	(93)	25

Total return	(43)	(1)	512	177	2	(18)	(95)	(294)	240
Capital distributed[2]	(137)	44	(128)	(18)	(117)	(9)	61	225	(79)
Common shares repurchased	–	–	–	–	–	–	–	(67)	(67)
Foreign currency	(101)	(427)	(243)	(92)	(255)	(43)	(8)	124	(1,045)

Net change in intrinsic value	$(281)	$(384)	$141	$67	$(370)	$(70)	$(42)	$(12)	$(951)

1.	Net of non-controlling interests and excluding deferred income taxes
2.	Total amount represents dividends on common equity

58    BROOKFIELD ASSET MANAGEMENT

	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/
Results from Operations	For the three months ended September 30, 2010
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Investment Income/Gains	Unallocated	Consolidated Financial Statements
Asset management and other services	$90	$–	$–	$–	$–	$–	$–	$–	$90
Revenues less direct operating costs
Renewable power generation	–	157	–	–	–	–	–	–	157
Commercial properties	–	–	272	–	–	65	–	–	337
Infrastructure	–	–	–	40	–	–	–	–	40
Development activities	–	–	–	–	176	–	–	–	176
Private equity and finance	–	–	–	–	–	90	–	–	90
Equity accounted income	–	6	65	56	(1)	–	–	–	126
Investment and other income	–	–	33	6	–	14	140	–	193

	90	163	370	102	175	169	140	–	1,209

Expenses
Interest	–	96	189	30	19	39	3	76	452
Operating costs	–	–	20	7	–	1	–	66	94
Current income taxes	–	7	2	1	16	(5)	4	13	38
Non-controlling interests	–	14	76	27	63	84	7	–	271

Net income before the following	90	46	83	37	77	50	126	(155)	354
Depreciation and amortization	–	(114)	(13)	(7)	(2)	(53)	–	(4)	(193)
Fair value changes	–	(17)	146	(25)	(75)	(26)	–	(57)	(54)
Deferred income taxes	–	41	(63)	(4)	14	(7)	–	(17)	(36)
Non-controlling interests	–	5	(51)	23	19	46	–	(1)	41

Net income (loss)	$90	$(39)	$102	$24	$33	$10	$126	$(234)	$112

	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/
Total Return and Change in Intrinsic Value	For the three months ended September 30, 2010
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Unallocated	Total
Net operating cash flow	$90	$46	$83	$37	$77	$50	$126	$(155)	$354
Less: preferred share dividends	–	–	–	–	–	–	–	(18)	(18)

Net operating cash flow for shares	90	46	83	37	77	50	126	(173)	336

Fair value changes
Recorded in IFRS statements[1]
Revaluation gains/(losses)	20	(35)	105	–	(19)	11	2	(54)	30
Less: recorded in cash flow	–	–	–	–	(34)	(14)	–	–	(48)
Depreciation and amortization	(18)	(116)	(3)	(1)	(2)	(29)	–	–	(169)
Other	–	(6)	(6)	–	–	–	–	–	(12)
Supplemental items
Unrecognized values	–	150	–	–	50	100	–	–	300

Total fair value changes	2	(7)	96	(1)	(5)	68	2	(54)	101

Total return	92	39	179	36	72	118	128	(227)	437
Capital distributed[2]	156	(171)	(208)	(26)	(425)	16	170	413	(75)
Foreign currency	42	241	72	63	113	14	13	(122)	436

Net change in intrinsic value	$290	$109	$43	$73	$(240)	$148	$311	$64	$798

1.	Net of non-controlling interests and excluding deferred income taxes
2.	Total amount represents dividends on common equity

Q3 2011 INTERIM REPORT    59

	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/
Balance Sheet	As at December 31, 2010
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Asset Management and Other	Corporate Capitalization	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment	$12,443	$8	$3,138	$1	$2,497	$–	$61	$–	$18,148
Investment properties	–	19,709	222	1,071	1,161	–	–	–	22,163
Timber and agriculture	–	–	2,726	399	81	–	–	–	3,206
Inventory	8	2	46	5,333	460	–	–	–	5,849
Investments	267	4,811	1,271	188	45	26	21	–	6,629
Cash and cash equivalents	192	349	154	390	481	57	90	–	1,713
Financial assets	55	1,219	(4)	(161)	194	1,542	–	–	2,845
Loans and notes receivable	–	–	–	12	1,337	225	–	–	1,574
Accounts receivable and other	1,477	818	2,216	1,400	833	–	1,125	–	7,869
Intangible assets	125	62	2,904	23	314	–	377	–	3,805
Goodwill	17	347	591	474	42	–	1,075	–	2,546

	14,584	27,325	13,264	9,130	7,445	1,850	2,749	–	76,347
Deferred tax asset	154	329	431	263	109	–	498	–	1,784

Total assets	$14,738	$27,654	$13,695	$9,393	$7,554	$1,850	$3,247	$–	$78,131

Liabilities
Corporate borrowings	$–	$–	$–	$–	$–	$–	$–	$2,905	$2,905
Non-recourse borrowings
Property specific mortgages	3,834	10,689	4,463	2,626	1,712	130	–	–	23,454
Subsidiary borrowings	1,152	579	148	278	955	35	2	858	4,007
Accounts payable and other liabilities,	838	1,191	2,530	2,149	1,168	4	897	1,557	10,334
Deferred tax liability	2,723	558	1,098	283	243	–	–	65	4,970
Interests of others in funds	1,355	–	207	–	–	–	–	–	1,562
Capital securities	–	1,038	–	–	–	–	–	669	1,707
Equity
Non-controlling interests	513	7,003	3,484	1,800	1,795	138	6	–	14,739
Preferred equity	–	–	–	–	–	–	–	1,658	1,658
Common equity	4,323	6,596	1,765	2,257	1,681	1,543	2,342	(7,712)	12,795

Total liabilities and equity	$14,738	$27,654	$13,695	$9,393	$7,554	$1,850	$3,247	$–	$78,131

Common equity	$4,323	$6,596	$1,765	$2,257	$1,681	$1,543	$2,342	$(7,712)	$12,795
Deferred income taxes[1]	2,569	(12)	15	52	24	–	(498)	66	2,216
Unrecognized values	600	325	125	875	450	–	875	–	3,250

Net tangible asset value	7,492	6,909	1,905	3,184	2,155	1,543	2,719	(7,646)	18,261
Asset management franchise value	–	–	–	–	–	–	4,000	–	4,000

Intrinsic value	$7,492	$6,909	$1,905	$3,184	$2,155	$1,543	$6,719	$(7,646)	$22,261

1.	Net of non-controlling interests

60    BROOKFIELD ASSET MANAGEMENT

	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/
Results from Operations	For the nine months ended September 30, 2011
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Investment Income/Gains	Unallocated	Consolidated Financial Statements
Asset management and other services	$290	$–	$–	$–	$–	$–	$–	$–	$290
Revenues less direct operating costs
Renewable power generation	–	594	–	–	–	–	–	–	594
Commercial properties	–	–	1,018	–	–	62	–	–	1,080
Infrastructure	–	–	–	574	–	–	–	–	574
Development activities	–	–	–	–	217	–	–	–	217
Private equity and finance	–	–	–	–	–	249	–	–	249
Equity accounted income	9	22	346	140	7	–	(7)	–	517
Investment and other income	–	–	45	11	34	55	145	–	290

	299	616	1,409	725	258	366	138	–	3,811

Expenses
Interest	–	290	651	253	110	152	20	256	1,732
Operating costs	–	–	66	37	–	–	–	249	352
Current income taxes	–	19	9	(1)	30	4	15	4	80
Non-controlling interests	–	130	324	288	61	96	3	–	902

	299	177	359	148	57	114	100	(509)	745

Disposition gains	–	–	8	–	–	61	–	–	69

Net operating cash flow	299	177	367	148	57	175	100	(509)	814
Less: disposition gains	–	–	(8)	–	–	(61)	–	–	(69)

Net income before the following	299	177	359	148	57	114	100	(509)	745
Depreciation and amortization	–	(340)	(40)	(110)	(8)	(160)	–	(18)	(676)
Fair value changes	–	(372)	2,287	88	(12)	44	–	(121)	1,914
Deferred income taxes	–	(18)	(271)	(93)	(24)	(6)	–	241	(171)
Non-controlling interests	–	108	(700)	91	17	13	–	28	(443)

Net income (loss)	$299	$(445)	$1,635	$124	$30	$5	$100	$(379)	$1,369

	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/
Total Return and Change in Intrinsic Value	For the nine months ended September 30, 2011
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Unallocated	Total
Net operating cash flow	$299	$177	$367	$148	$57	$175	$100	$(509)	$814
Less: preferred share dividends	–	–	–	–	–	–	–	(77)	(77)

Net operating cash flow for shares	299	177	367	148	57	175	100	(586)	737

Fair value changes
Recorded in IFRS statements[1]
Revaluation gains/(losses)	(5)	(490)	1,368	9	17	2	(99)	(115)	687
Less: recorded in cash flow	–	–	(35)	–	(5)	(36)	–	–	(76)
Depreciation and amortization	(40)	(340)	(8)	(32)	(7)	(76)	(3)	–	(506)
Other	–	–	61	–	16	(2)	(8)	22	89
Supplemental items
Unrecognized values	(200)	900	(300)	150	–	–	–	–	550
Other gains	–	–	–	–	–	(61)	–	–	(61)

Total fair value changes	(245)	70	1,086	127	21	(173)	(110)	(93)	683

Total return	54	247	1,453	275	78	2	(10)	(679)	1,420
Capital distributed[2]	(369)	48	1,559	(53)	81	(260)	189	(1,433)	(238)
Common shares issued	–	–	–	–	–	–	–	1,310	1,310
Foreign currency	(27)	(292)	(167)	(77)	(119)	(37)	(1)	85	(635)

Net change in intrinsic value	$(342)	$3	$2,845	$145	$40	$(295)	$178	$(717)	$1,857

1.	Net of non-controlling interests and excluding deferred income taxes
2.	Total amount represents dividends on common equity

Q3 2011 INTERIM REPORT    61

	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/	Management/
Results from Operations	For the nine months ended September 30, 2010
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Investment Income / Gains	Corporate	Consolidated Financial Statements
Asset management and other services	$239	$–	$–	–	$–	$–	$–	$–	$239
Revenues less direct operating costs
Renewable power generation	–	560	–	–	–	–	–	–	560
Commercial properties	–	–	832	–	–	84	–	–	916
Infrastructure	–	–	–	144	–	1	–	–	145
Development activities	–	–	–	–	357	1	–	–	358
Private equity and finance	–	–	–	–	–	268	–	–	268
Equity accounted investments	–	18	189	157	(2)	–	–	–	362
Investment and other income	–	–	96	7	7	92	310	–	512

	239	578	1,117	308	362	446	310	–	3,360

Expenses
Interest	–	279	528	92	74	101	13	229	1,316
Operating costs	–	–	73	17	–	1	–	205	296
Current income taxes	–	16	6	2	37	1	4	18	84
Non-controlling interests	–	77	255	96	130	207	39	–	804

	239	206	255	101	121	136	254	(452)	860
Disposition gains	–	102	–	–	1	84	–	–	187

Net operating cash flow	239	308	255	101	122	220	254	(452)	1,047
Less: disposition gains	–	(102)	–	–	(1)	(84)	–	–	(187)

Net income before the following	239	206	255	101	121	136	254	(452)	860
Depreciation and amortization	–	(360)	(42)	(18)	(7)	(141)	–	(12)	(580)
Fair value changes	–	40	272	(106)	(56)	56	–	(133)	73
Deferred income taxes	–	52	(114)	(3)	24	(14)	–	22	(33)
Non-controlling interests	–	13	(101)	74	(6)	64	–	1	45

Net income (loss)	$239	$(49)	$270	48	$76	$101	$254	$(574)	$365

Total Return and Change in Intrinsic Value	For the nine months ended September 30, 2010
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Unallocated	Total
Net operating cash flow	$239	$308	$255	$101	$122	$220	$254	$(452)	$1,047
Less: preferred share dividends	–	–	–	–	–	–	–	(53)	(53)

Net operating cash flow for shares	239	308	255	101	122	220	254	(505)	994

Fair value changes
Recorded in IFRS statements[1]
Revaluation gains/(losses)	36	(24)	154	27	(5)	65	(66)	(108)	79
Less: recorded in cash flow	–	–	–	–	(34)	(14)	–	–	(48)
Depreciation and amortization	(44)	(361)	(8)	(4)	(5)	(86)	(2)	–	(510)
Other	–	(13)	(41)	(2)	2	85	–	26	57
Supplemental items
Unrecognized values	–	500	–	200	50	500	–	–	1,250
Other gains	–	(102)	–	–	–	(85)	–	–	(187)

Total fair value changes	(8)	–	105	221	8	465	(68)	(82)	641

Total return	231	308	360	322	130	685	186	(587)	1,635
Capital distributed[2]	(289)	(388)	(59)	(118)	(250)	(50)	188	742	(224)
Foreign currency	36	66	27	8	73	(2)	38	(81)	165

Net change in intrinsic value	$(22)	$(14)	$328	$212	$(47)	$633	$412	$74	$1,576

1.	Net of non-controlling interests and excluding deferred income taxes
2.	Total amount represents dividends on common equity

62    BROOKFIELD ASSET MANAGEMENT

Change in Intrinsic Value

The following table provides an analysis of the change in our intrinsic value during the quarter and reconciles this amount to Net Income, Other Comprehensive Income and other items in our Consolidated Statement of Changes in Equity:

		Financial Statement Allocation
FOR THE THREE MONTHS ENDED SEP. 30, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Intrinsic Value Total	Net Income	OCI[1]	Distributions	Other Items[2]	Intrinsic Value Per Share
Net operating cash flow	$241	$236	$–	$–	$5	$0.35 [3]
Less: preferred share dividends	(26)	–	–	(26)	–	–

Net operating cash flow for common shares	215	236	–	(26)	5	0.35

Fair value changes
Revaluation gains/(losses)	(292)	198	(508)	–	18	(0.42)
Less: recorded in cash flow[4]	(8)	(8)	–	–	–	(0.01)

	(300)	190	(508)	–	18	(0.43)
Depreciation and amortization	(168)	(168)	–	–	–	(0.24)
Other	43	–	–	–	43	0.05

	(125)	(168)	–	–	43	(0.19)

Supplemental items
Unrecognized values[5]	450	n/a	n/a	n/a	n/a	0.64
Asset management franchise[5]	–	n/a	n/a	n/a	n/a	–

Total fair value changes	25	22	(508)	–	61	0.02

Total return - pre-tax[6]	240	258	(508)	(26)	66	0.37
Dividends - common equity	(79)	–	–	(79)	–	(0.13)
Common shares repurchased, net	(67)	–	–	–	(67)	(0.10)
Foreign currency revaluation	(1,045)	–	(956)	–	(89)[7]	(1.52)
Deferred income taxes[6]	–	(5)	82	–	66	–

Total change in intrinsic value[6]	$(951)	$253	$(1,382)	$(105)	$(24)	$(1.38)

1.	Other comprehensive income
2.	Other items included in shareholders’ equity
3.	Net operating cash flow per share shown net of preferred share dividends
4.	Fair value changes that have been recorded in net operating cash flow upon disposition
5.	Revaluation of items not reflected at fair value under IFRS
6.	Values presented on a pre-tax basis
7.	Represents foreign exchange impact on deferred income taxes

The components of changes in intrinsic value in the above table corresponds with pages 10 and 59 in the MD&A and the total change in intrinsic value for financial statements allocations correspond to the subtotals for the same categories in the consolidated statement of changes in equity within the interim financial statements.

Q3 2011 INTERIM REPORT    63

PART 4

SUPPLEMENTAL INFORMATION

CONTRACTUAL OBLIGATIONS

Our 2010 Annual Report contains a table and description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, capital subscriptions, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

ACCOUNTING POLICIES AND CRITICAL JUDGMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies and to make judgements and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our 2010 Annual Report contains a description of the company’s accounting policies and the critical judgements and estimates utilized in the preparation of the consolidated financial statements.

In making critical judgements and estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain. For further reference on accounting policies and critical judgements and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2010 Consolidated Financial Statements.

64    BROOKFIELD ASSET MANAGEMENT

FUTURE CHANGES IN ACCOUNTING POLICIES

I.	Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The company has not yet determined the impact of IFRS 9 on its financial statements.

II.	Income Taxes

In December 2010, the IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments introduce a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The company has not yet determined the impact of the amendments to IAS 12 on its financial statements.

III.	Employee Benefits

In June 2011, the IASB made amendments to IAS 19, Employee Benefits (“IAS 19”) that requires entities to provide their obligation resulting from the provision for defined benefit plans and how those obligations affect its financial position, financial performance and cash flow. The amendment provides several improvements, including; eliminating the option to defer the recognition of gains and losses, streamlining the presentation of changes to assets and liabilities with all changes from remeasurement to be recognized in other comprehensive income and enhancing the disclosure of the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amended version of IAS 19 is effective for financial years beginning on or after January 1, 2013, with earlier application permitted. The company has not yet determined the impact of these amendments on its financial statements.

IV.	Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are also early applied.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. The company has not yet determined the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

Q3 2011 INTERIM REPORT    65

IFRS 11 supersedes IAS 31, Interest in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The company has not yet determined the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

IFRS 12 integrates the disclosure requirements on interests in other entities and requires a parent company to disclose information about significant judgements and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12. The company has not yet determined the impact of IFRS 12 on its consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

66    BROOKFIELD ASSET MANAGEMENT

QUARTERLY RESULTS

Total revenues, net income for the eight recently completed quarters are as follows:

	2011			2010				2009
(MILLIONS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	$4,582	$4,136	$3,583	$3,666	$3,550	$3,376	$3,031	$3,792

Asset management and other services	119	95	76	126	90	78	71	123
Revenues less direct operating costs
Renewable power	188	220	186	188	157	164	239	217
Commercial properties	387	383	310	366	337	300	279	344
Infrastructure	186	200	188	76	40	58	47	21
Development	82	83	52	169	176	112	70	80
Private equity and finance	29	151	69	13	90	104	74	21
Equity accounted income	167	173	177	132	126	121	115	144
Investment and other income	69	72	149	81	193	177	142	159

	1,227	1,377	1,207	1,151	1,209	1,114	1,037	1,109

Expenses
Interest	622	564	546	513	452	437	427	395
Operating costs	119	118	115	121	94	109	93	122
Current income taxes	26	21	33	13	38	25	21	(44)
Non-controlling interest in net income before the following	224	393	285	315	271	318	215	292

Income prior to other items	236	281	228	189	354	225	281	344
Fair value changes	544	1,088	282	1,792	(54)	(1)	128	279
Depreciation and amortization	(224)	(231)	(221)	(215)	(193)	(208)	(179)	(173)
Future income taxes	(64)	(103)	(4)	(10)	(36)	39	(36)	(33)
Non-controlling interest in the foregoing items	(239)	(197)	(7)	(667)	41	34	(30)	(202)

Net income	$253	$838	$278	$1,089	$112	$89	$164	$215

Net operation cash flows for the eight recently completed quarters are as follows:
	2011			2010				2009
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Income before the following	$236	$281	$228	$189	$354	$225	$281	$344
Disposition gains[1]	5	61	3	227	–	102	85	21

Net operating cash flow and gains	241	342	231	416	354	327	366	365
Preferred share dividends	26	26	25	22	18	19	16	14

Net operating cash flow to Brookfield shareholders	$215	$316	$206	$394	$336	$308	$350	$351

Common equity – book value	$14,507	$15,765	$14,691	$12,795	$12,164	$11,637	$11,997	$11,809
Shares outstanding	619.2	621.5	621.1	577.7	576.1	574.9	574.0	572.9
Per share
Net operating cash flow	$0.35	$0.50	$0.33	$0.67	$0.57	$0.53	$0.60	$0.60
Net income	0.36	1.26	0.41	1.80	0.16	0.12	0.25	0.35
Dividends	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13
Book value[2]	23.33	25.22	23.60	22.09	21.06	20.19	20.84	20.47
Market trading price (NYSE)	27.55	33.17	32.46	33.29	28.37	22.62	25.42	22.18

1.	Represents gains that are not recorded in net income for IFRS purposes
2.	Excludes dilution from capital securities which the company intends to redeem prior to conversion

Q3 2011 INTERIM REPORT    67

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Interim Report contains forward-looking information within the meaning of Canadian provincial securities laws and “forward- looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “potential,” “intend,” “grow,” “plan,” “seek,” “expect,” “believe,” “objective,” “continue,” “maintain,” “projected,” “enable,” “expand,” “likely,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “would,” “could” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this Interim Report include statements with respect to: our expectation of returns on capital; opportunities to acquire quality international assets from European companies; development activities in our renewable power business, including the commissioning of projects under construction; continued strong rents in our major commercial property markets; our ability to leverage our operating capabilities to add value to our power operations; our expectations for the Canadian economy, including its oil & gas industry, and expectation to continue to grow our Canadian operations; our expectations regarding our construction business in Canada; our primary financial objective to increase the intrinsic value of Brookfield, on a per share basis, at a rate of 12% when measured over the longer term; the establishment of a managed listed fund to own our global renewable power operations; fundraising for our private equity funds; our growth opportunities, including expansion of our existing operations and potential acquisitions; continued increases in cash flows, sales growth and better leasing at General Growth Properties, and its planned spin-off of 30 malls; continued growth in our Brazilian residential business; our financing and refinancing initiatives; our business development activities and outlook expectations for each of our business units as described in Part 2, Review of Operations under the sections “Business Development” and “Outlook”; our ability to close on commercial leases that are in serious discussions; our ability to maintain or increase our net rental income in the coming years; our expectation that cash flow growth will outpace interest expense over the long term in our Brazilian residential business; completion of City Square project in first half of 2012; predictable returns in our utilities operations; increased demand for timber in Asia and our expectations for timber prices generally; continued strong growth in our Brazilian operations; completion of Canadian residential lot sales in 2011; future determination of our legal proceedings with AIG Financial Products; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behavior of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward- looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

68    BROOKFIELD ASSET MANAGEMENT

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	(UNAUDITED)

(MILLIONS)	Sep. 30 2011	Dec. 31 2010
Assets
Cash and cash equivalents	$1,956	$1,713
Other financial assets	3,468	4,419
Accounts receivable and other	6,462	7,869
Inventory	6,042	5,849
Investments	8,397	6,629
Property, plant and equipment	18,550	18,148
Investment properties	28,320	22,163
Timber	3,358	3,206
Intangible assets	3,633	3,805
Goodwill	2,444	2,546
Deferred income tax asset	2,005	1,784

	$84,635	$78,131

Liabilities and Equity
Accounts payable and other	$8,776	$10,334
Corporate borrowings	3,320	2,905
Non-recourse borrowings
Property-specific mortgages	27,502	23,454
Subsidiary borrowings	4,752	4,007

Deferred income tax liability	4,907	4,970

Capital securities	1,609	1,707
Interests of others in consolidated funds	1,824	1,562
Equity
Preferred equity	1,893	1,658
Non-controlling interests	15,545	14,739
Common equity	14,507	12,795

	31,945	29,192

	$84,635	$78,131

Q3 2011 INTERIM REPORT    69

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
(UNAUDITED) PERIOD ENDED SEPTEMBER 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2011	2010	2011	2010
Total revenues	$4,582	$3,550	$12,301	$9,957

Asset management and other services	119	90	290	239
Revenues less direct operating costs
Renewable power generation	188	157	594	560
Commercial properties	387	337	1,080	916
Infrastructure	186	40	574	145
Development activities	82	176	217	358
Private equity and finance	29	90	249	268

	991	890	3,004	2,486
Equity accounted income	167	126	517	362
Investment and other income	69	193	290	512

	1,227	1,209	3,811	3,360

Expenses
Interest	622	452	1,732	1,316
Operating costs	119	94	352	296
Current income taxes	26	38	80	84

	460	625	1,647	1,664

Other items
Fair value changes	544	(54)	1,914	73
Depreciation and amortization	(224)	(193)	(676)	(580)
Deferred income tax	(64)	(36)	(171)	(33)

Net income	$716	$342	$2,714	$1,124

Net income attributable to:
Shareholders	$253	$112	$1,369	$365
Non-controlling interests	463	230	1,345	759

	$716	$342	$2,714	$1,124

Net income per share:
Diluted	$0.36	$0.16	$2.03	$0.53
Basic	$0.36	$0.16	$2.10	$0.54

70    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	$00000	$00000	$00000	$00000
	Three Months Ended		Nine Months Ended
(UNAUDITED) PERIOD ENDED SEPTEMBER 30 (MILLIONS)	2011	2010	2011	2010
Net income	$716	$342	$2,714	$1,124

Other comprehensive income
Foreign currency translation	(1,828)	838	(1,193)	370
Available-for-sale securities	(40)	35	(31)	100
Derivative instruments designated as cash flow hedges	(613)	(12)	(551)	(43)
Revaluations of property, plant and equipment	8	32	33	83
Equity accounted investments	(38)	17	(51)	(6)
Taxes on above items	108	38	291	16

	(2,403)	948	(1,502)	520

Comprehensive (loss)/income	$(1,687)	$1,290	$1,212	$1,644

Attributable to:
Shareholders
Net income	$253	$112	$1,369	$365
Other comprehensive (loss)/income	(1,382)	499	(749)	198

Comprehensive (loss)/income	$(1,129)	$611	$620	$563

Non-controlling interests
Net income	$463	$230	$1,345	$759

Other comprehensive (loss)/income	(1,021)	449	(753)	322

Comprehensive (loss)/income	$(558)	$679	$592	$1,081

Q3 2011 INTERIM REPORT    71

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED SEPTEMBER 30, 2011 (MILLIONS)	Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2011	$2,813	$112	$5,439	$218	$4,897	$2,299	$(13)	$15,765	$1,893	$15,921	$33,579
Prior to: deferred income taxes	–	–	297	(331)	1,721	204	63	1,954	–	1,069	3,023

	2,813	112	5,736	(113)	6,618	2,503	50	17,719	1,893	16,990	36,602

Changes in period
Net income
Income and disposition gains prior to other items	–	–	236	5	–	–	–	241	–	224	465
Fair value changes	–	–	198	–	–	–	–	198	–	360	558
Depreciation and amortization	–	–	(168)	–	–	–	–	(168)	–	(56)	(224)
Less: disposition gains[1]	–	–	(8)	(5)	–	–	–	(13)	–	(6)	(19)
Associated deferred income taxes	–	–	(5)	–	–	–	–	(5)	–	(59)	(64)

	–	–	253	–	–	–	–	253	–	463	716

Other comprehensive income
Fair value changes	–	–	–	–	8	–	(516)	(508)	–	(175)	(683)
Currency translation	–	–	–	–	–	(956)	–	(956)	–	(872)	(1,828)
Associated deferred income taxes	–	–	–	–	(1)	8	75	82	–	26	108

	–	–	–	–	7	(948)	(441)	(1,382)	–	(1,021)	(2,403)

Shareholder distributions
Common equity	–	–	(79)	–	–	–	–	(79)	–	–	(79)
Preferred equity	–	–	(26)	–	–	–	–	(26)	–	–	(26)
Non-controlling interests	–	–	–	–	–	–	–	—	–	(164)	(164)

	–	–	(105)	–	–	–	–	(105)	–	(164)	(269)

Other items
Equity issuances, net of redemptions	(11)	–	(56)	–	–	–	–	(67)	–	339	272
Share-based compensation	–	7	–	–	–	–	–	7	–	3	10
Ownership changes	–	–	–	59	–	(89)	–	(30)	–	(7)	(37)
Associated deferred income taxes	–	–	–	(23)	–	89	–	66	–	11	77

	(11)	7	(56)	36	–	–	–	(24)	–	346	322

Reversal of in-period income taxes	–	–	5	23	1	(97)	(75)	(143)	–	22	(121)

	2,802	119	5,833	(54)	6,626	1,458	(466)	16,318	1,893	16,636	34,847

Less: deferred income taxes, net
Opening balances	–	–	(297)	331	(1,721)	(204)	(63)	(1,954)	–	(1,069)	(3,023)
In-period amounts	–	–	(5)	(23)	(1)	97	75	143	–	(22)	121

Ending balances	–	–	(302)	308	(1,722)	(107)	12	(1,811)	–	(1,091)	(2,902)

Balance as at September 30, 2011	$2,802	$119	$5,531	$254	$4,904	$1,351	$(454)	$14,507	$1,893	$15,545	$31,945

1.	Disposition gains not recognized in net income under IFRS

72    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2011 (MILLIONS)	Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2010	$1,334	$97	$4,627	$187	$4,680	$1,930	$(60)	$12,795	$1,658	$14,739	$29,192
Prior to: deferred income taxes	–	–	326	(232)	1,913	163	46	2,216	–	970	3,186

	1,334	97	4,953	(45)	6,593	2,093	(14)	15,011	1,658	15,709	32,378

Changes in period
Net income
Income and disposition gains prior to other items	–	–	745	69	–	–	–	814	–	996	1,810
Fair value changes	–	–	1,122	–	–	–	–	1,122	–	806	1,928
Depreciation and amortization	–	–	(506)	–	–	–	–	(506)	–	(170)	(676)
Less: disposition gains[1]	–	–	(8)	(69)	–	–	–	(77)	–	(100)	(177)
Associated deferred income taxes	–	–	16	–	–	–	–	16	–	(187)	(171)

	–	–	1,369	–	–	–	–	1,369	–	1,345	2,714

Other comprehensive income
Fair value changes	–	–	–	–	33	–	(452)	(419)	–	(181)	(600)
Currency translation	–	–	–	–	–	(601)	–	(601)	–	(592)	(1,193)
Associated deferred income taxes	–	–	–	–	191	22	58	271	–	20	291

	–	–	–	–	224	(579)	(394)	(749)	–	(753)	(1,502)

Shareholder distributions
Common equity	–	–	(238)	–	–	–	–	(238)	–	–	(238)
Preferred equity	–	–	(77)	–	–	–	–	(77)	–	–	(77)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(507)	(507)

	–	–	(315)	–	–	–	–	(315)	–	(507)	(822)

Other items
Equity issuances, net of redemptions	1,468	–	(158)	–	–	–	–	1,310	235	550	2,095
Share-based compensation	–	22	–	–	–	–	–	22	–	9	31
Ownership changes	–	–	–	(9)	–	(34)	–	(43)	–	116	73
Associated deferred income taxes	–	–	8	76	–	34	–	118	–	46	164

	1,468	22	(150)	67	–	–	–	1,407	235	721	2,363

Reversal of in-period income taxes	–	–	(24)	(76)	(191)	(56)	(58)	(405)	–	121	(284)

	2,802	119	5,833	(54)	6,626	1,458	(466)	16,318	1,893	16,636	34,847

Less: deferred income taxes, net
Opening balances	–	–	(326)	232	(1,913)	(163)	(46)	(2,216)	–	(970)	(3,186)
In-period amounts	–	–	24	76	191	56	58	405	–	(121)	284

Ending balances	–	–	(302)	308	(1,722)	(107)	12	(1,811)	–	(1,091)	(2,902)

Balance as at September 30, 2011	$2,802	$119	$5,531	$254	$4,904	$1,351	$(454)	$14,507	$1,893	$15,545	$31,945

1.	Disposition gains not recognized in net income under IFRS

Q3 2011 INTERIM REPORT    73

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED SEPTEMBER 30, 2010 (MILLIONS)	Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2010	$1,306	$83	$3,622	$151	$5,240	$1,297	$(62)	$11,637	$1,413	$11,058	$24,108
Prior to: deferred income taxes	–	–	265	(28)	2,357	174	27	2,795	–	1,219	4,014

	1,306	83	3,887	123	7,597	1,471	(35)	14,432	1,413	12,277	28,122

Changes in period
Net income
Income and disposition gains prior to other items	–	–	354	–	–	–	–	354	–	316	670
Fair value changes	–	–	(16)	–	–	–	–	(16)	–	10	(6)
Depreciation and amortization	–	–	(169)	–	–	–	–	(169)	–	(24)	(193)
Less: disposition gains[1]	–	–	(48)	–	–	–	–	(48)	–	(45)	(93)
Associated deferred income taxes	–	–	(9)	–	–	–	–	(9)	–	(27)	(36)

	–	–	112	–	–	–	–	112	–	230	342

Other comprehensive income
Fair value changes	–	–	–	–	28	–	34	62	–	10	72
Currency translation	–	–	–	–	–	399	–	399	–	439	838
Associated deferred income taxes	–	–	–	–	(11)	45	4	38	–	–	38

	–	–	–	–	17	444	38	499	–	449	948

Shareholder distributions
Common equity	–	–	(75)	–	–	–	–	(75)	–	–	(75)
Preferred equity	–	–	(18)	–	–	–	–	(18)	–	–	(18)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(101)	(101)

	–	–	(93)	–	–	–	–	(93)	–	(101)	(194)

Other items
Equity issuances, net of redemptions	14	–	–	–	–	–	–	14	–	326	340
Share-based compensation	–	7	–	–	–	–	–	7	–	–	7
Ownership changes	–	–	–	(12)	–	–	–	(12)	–	(143)	(155)
Associated deferred income taxes	–	–	–	–	–	–	–	–	–	122	122

	14	7	–	(12)	–	–	–	9	–	305	314

Reversal of in-period income taxes	–	–	9	–	11	(45)	(4)	(29)	–	(95)	(124)

	1,320	90	3,915	111	7,625	1,870	(1)	14,930	1,413	13,065	29,408

Less: deferred income taxes, net
Opening balances	–	–	(265)	28	(2,357)	(174)	(27)	(2,795)	–	(1,219)	(4,014)
In-period amounts	–	–	(9)	–	(11)	45	4	29	–	95	124

Ending balances	–	–	(274)	28	(2,368)	(129)	(23)	(2,766)	–	(1,124)	(3,890)

Balance as at September 30, 2010	$1,320	$90	$3,641	$139	$5,257	$1,741	$(24)	$12,164	$1,413	$11,941	$25,518

1.	Disposition gains not recognized in net income under IFRS

74    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2010 (MILLIONS)	Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2009	$1,289	$67	$3,560	$117	$5,193	$1,623	$(40)	$11,809	$1,144	$10,186	$23,139
Prior to: deferred income taxes	–	–	295	–	2,352	119	29	2,795	–	983	3,778

	1,289	67	3,855	117	7,545	1,742	(11)	14,604	1,144	11,169	26,917

Changes in period
Net income
Income and disposition gains prior to other items	–	–	860	187	–	–	–	1,047	–	849	1,896
Fair value changes	–	–	42	–	–	–	–	42	–	79	121
Depreciation and amortization	–	–	(510)	–	–	–	–	(510)	–	(70)	(580)
Less: disposition gains[1]	–	–	(48)	(187)	–	–	–	(235)	–	(45)	(280)
Associated deferred income taxes	–	–	21	–	–	–	–	21	–	(54)	(33)

	–	–	365	–	–	–	–	365	–	759	1,124

Other comprehensive income
Fair value changes	–	–	–	–	80	–	10	90	–	44	134
Currency translation	–	–	–	–	–	91	–	91	–	279	370
Associated deferred income taxes	–	–	–	–	(16)	27	6	17	–	(1)	16

	–	–	–	–	64	118	16	198	–	322	520

Shareholder distributions
Common equity	–	–	(224)	–	–	–	–	(224)	–	–	(224)
Preferred equity	–	–	(53)	–	–	–	–	(53)	–	–	(53)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(328)	(328)

	–	–	(277)	–	–	–	–	(277)	–	(328)	(605)

Other items
Equity issuances, net of redemptions	31	–	(7)	–	–	–	–	24	269	836	1,129
Share-based compensation	–	23	–	–	–	–	–	23	–	–	23
Ownership changes	–	–	–	(6)	–	37	–	31	–	252	283
Associated deferred income taxes	–	–	–	28	–	(37)	–	(9)	–	(86)	(95)

	31	23	(7)	22	–	–	–	69	269	1,002	1,340

Reversal of in-period income taxes	–	–	(21)	(28)	16	10	(6)	(29)	–	141	112

	1,320	90	3,915	111	7,625	1,870	(1)	14,930	1,413	13,065	29,408

Less: deferred income taxes, net
Opening balances	–	–	(295)	–	(2,352)	(119)	(29)	(2,795)	–	(983)	(3,778)
In-period amounts	–	–	21	28	(16)	(10)	6	29	–	(141)	(112)

Ending balances	–	–	(274)	28	(2,368)	(129)	(23)	(2,766)	–	(1,124)	(3,890)

Balance as at September 30, 2010	$1,320	$90	$3,641	$139	$5,257	$1,741	$(24)	$12,164	$1,413	$11,941	$25,518

1.	Disposition gains not recognized in net income under IFRS

Q3 2011 INTERIM REPORT    75

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Nine Months Ended
(UNAUDITED) PERIOD ENDED SEP. 30 (MILLIONS) (MILLIONS)	2011	2010	2011	2010
Operating activities
Net income	$716	$342	$2,714	$1,124
Adjusted for the following items
Depreciation and amortization	224	193	676	580
Deferred income taxes	64	36	171	33
Fair value changes	(544)	54	(1,914)	(73)

	460	625	1,647	1,664
Residential development	(262)	(43)	(728)	(57)
Net change in non-cash working capital balances and other	79	(119)	43	(180)

	277	463	962	1,427

Financing activities
Corporate borrowings, net of repayments	165	(47)	521	7
Property-specific mortgages, net of repayments	186	(96)	217	(244)
Other debt of subsidiaries, net of repayments	370	128	789	(311)
Capital provided by non-controlling interests, net of repayments	143	88	266	92
Capital distributed to fund partners, net of capital provided	(2)	226	75	226
Corporate preferred equity issuances	–	–	229	262
Subsidiary preferred equity issuances	246	–	246	495
Common shares repurchases, net of issuances	(67)	14	410	31
Common shares of subsidiaries repurchases, net of issuances	(48)	12	(37)	23
Shareholder distributions - subsidiaries	(164)	(101)	(507)	(328)
Shareholder distributions - corporate	(105)	(93)	(315)	(277)

	724	131	1,894	(24)

Investing activities
Investment in or sale of operating assets, net
Investment properties	(323)	(13)	(156)	(327)
Property, plant and equipment
Renewable power generation	(267)	(104)	(778)	(219)
Infrastructure	(209)	(16)	(444)	46
Private equity and finance	(39)	(27)	(314)	(115)
Timber	1	(72)	(11)	(72)
Investments	(184)	(1)	(1,466)	78
Other financial assets	41	159	449	(244)
Restricted cash and deposits	(65)	(107)	98	(12)
Acquisition of subsidiaries, net of dispositions	3	–	9	(16)

	(1,042)	(181)	(2,613)	(881)

Cash and cash equivalents
Balance, beginning of period	1,997	1,418	1,713	1,309
(Decrease)/Increase	(41)	413	243	522

Balance, end of period	$1,956	$1,831	$1,956	$1,831

76    BROOKFIELD ASSET MANAGEMENT

Notes to the Consolidated Financial Statements

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (the “company”) is a global alternative asset management company, focused on real estate infrastructure, power and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2010.

The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brookfield Asset Management Inc. which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2010 included in that report, and have been consistently applied in the preparation of these interim financial statements, except as noted in 2(b) below.

The interim financial statements are unaudited. Financial information in this report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

These financial statements were authorized for issuance by the Board of Directors of the company on November 10, 2011.

b)	Changes in Accounting Policies

Related party disclosures

On November 4, 2009, the International Accounting Standards Board (“IASB”) issued a revised version of International Accounting Standards 24, Related Party Disclosures (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The implementation of IAS 24 did not have a material impact to the company’s interim consolidated financial statements.

c)	Future Changes in Accounting Policies

I.	Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The company has not yet determined the impact of IFRS 9 on its financial statements.

Q3 2011 INTERIM REPORT    77

II.	Income Taxes

In December 2010, the IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments introduce a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The company has not yet determined the impact of the amendments to IAS 12 on its financial statements.

III.	Employee Benefits

In June 2011, the IASB made amendments to IAS 19, Employee Benefits (“IAS 19”) that requires entities to provide their obligation resulting from the provision for defined benefit plans and how those obligations affect its financial position, financial performance and cash flow. The amendment provides several improvements, including; eliminating the option to defer the recognition of gains and losses, streamlining the presentation of changes to assets and liabilities with all changes from remeasurement to be recognized in other comprehensive income and enhancing the disclosure of the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amended version of IAS 19 is effective for financial years beginning on or after January 1, 2013, with earlier application permitted. The company has not yet determined the impact of these amendments on its financial statements.

IV.	Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are also early applied.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. The company has not yet determined the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

IFRS 11 supersedes IAS 31, Interest in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The company has not yet determined the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

78    BROOKFIELD ASSET MANAGEMENT

IFRS 12 integrates the disclosure requirements on interests in other entities and requires a parent company to disclose information about significant judgements and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12. The company has not yet determined the impact of IFRS 12 on its consolidated financial statements.

3.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

In October 2006, the company formed a joint venture to purchase a portfolio of office properties (the, “U.S. Office Fund”). Under the terms of the joint venture agreement, the company’s venture partner had an option to acquire the company’s interest in certain of the U.S. Office Fund’s properties which it managed, and to sell to the company its interest in the properties that the company managed.

In August 2011, the company’s venture partner exercised its option and the company acquired an 83% interest in the properties that it managed and commenced consolidating the portfolio. Prior to the acquisition, the company jointly controlled the properties and accounted for its investment using the equity method.

Subsequent to the acquisition, the company recorded $99 million of revenue and $60 million of net income from the operations of the U.S. Office Fund. Total revenue and net income, including fair value changes, that would have been recorded if the acquisition had occurred at the beginning of the year would have been $535 million and $776 million, respectively.

The following table summarizes the balance sheet of the U.S. Office Fund at the time of consolidation:

(MILLIONS)
Cash and cash equivalents	$32
Accounts receivable and other assets	84
Investment properties	4,953
Equity accounted investments	685

5,754

Less:
Accounts payable and other liabilities	(225)
Non-recourse borrowings	(3,293)
Non-controlling interests	(1,127)

Common equity	$1,109

Q3 2011 INTERIM REPORT    79

4.	CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

(a)	Other Financial Assets

	$27,502	$27,502
AS AT SEP. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$1,185	$1,700
Non-current portion	2,283	2,719

	$3,468	$4,419

(b)	Accounts Receivable and Other

	$27,502	$27,502
AS AT SEP. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$4,214	$5,504
Non-current portion	2,248	2,365

	$6,462	$7,869

(c)	Inventory

	$27,502	$27,502
AS AT SEP. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$3,612	$3,156
Non-current portion	2,430	2,693

	$6,042	$5,849

(d)	Accounts Payable and Other

	$27,502	$27,502
AS AT SEP. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$5,204	$6,482
Non-current portion	3,572	3,852

	$8,776	$10,334

(e)	Property-Specific Mortgages

	$27,502	$27,502
AS AT SEP. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$3,794	$4,331
Non-current portion	23,708	19,123

	$27,502	$23,454

(f)	Subsidiary Borrowings

	$27,502	$27,502
AS AT SEP. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$551	$620
Non-current portion	4,201	3,387

	$4,752	$4,007

80    BROOKFIELD ASSET MANAGEMENT

5.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

(a)	renewable power generation operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

(b)

commercial properties operations, which are principally commercial office properties, retail properties and commercial developments located primarily in major cities in North America, Brazil, Australia and Europe;

(c)	infrastructure operations, which are predominantly utilities, transport and energy and timber operations located in Australia, North America, the United Kingdom and South America;

(d)	development activities operations, which are principally residential development and opportunistic investing, located primarily in major North American, Brazilian and Australian cities; and

(e)	private equity and finance operations, which include the company’s restructuring funds, real estate finance, bridge lending and other investments.

Non-operating assets, liabilities and related revenues, cash flows and net income (loss) are presented as cash, financial assets, fee revenues and other.

The following table reconciles revenues, net income (loss), assets and liabilities by reportable segments:

	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues
	Three Months Ended				Nine Months Ended
	2011		2010		2011		2010
FOR THE PERIOD ENDED SEPTEMBER 30 (MILLIONS)	Revenues	Net Income (Loss)	Revenues	Net Income (loss)	Revenues	Net Income (Loss)	Revenues	Net Income (loss)
Renewable power generation	$ 303	$ (244)	$ 251	$ (30)	$ 938	$ (423)	$ 855	$ 15
Commercial properties	725	928	532	229	1,920	2,659	1,564	614
Infrastructure	469	163	204	28	1,408	321	612	70
Development activities	1,012	19	742	77	2,224	74	1,905	212
Private equity and finance	1,080	(47)	996	48	3,183	88	2,811	229
Cash, financial assets, fee revenues and other	993	(103)	825	(10)	2,628	(5)	2,210	(16)

	$ 4,582	$ 716	$ 3,550	$ 342	$ 12,301	$ 2,714	$ 9,957	$ 1,124

					2011		2010
AS AT SEP. 30, 2011 AND DEC. 31, 2010 (MILLIONS)					Assets	Liabilities	Assets	Liabilities
Renewable power generation					$14,633	$ 10,182	$ 14,738	$ 9,902
Commercial properties					34,634	16,962	27,654	14,055
Infrastructure					12,366	7,330	13,695	8,446
Development activities					9,533	5,527	9,393	5,336
Private equity and finance					7,742	4,735	7,554	4,078
Cash, financial assets, fee revenues and other					5,727	7,954	5,097	7,122

					$84,635	$ 52,690	$ 78,131	$ 48,939

Q3 2011 INTERIM REPORT    81

Revenues, assets and liabilities by geographic segments are as follows:

	Three Months Ended September 30		Nine Months Ended September 30		September 30		December 31
	2011	2010	2011	2010	2011		2010
(MILLIONS)	Revenues		Revenues		Assets	Liabilities	Assets	Liabilities
United States	$1,120	$1,166	$3,627	$4,017	$36,010	$22,008	$28,504	$18,100
Canada	755	848	2,115	1,685	17,811	13,673	17,441	12,053
Australia	1,265	432	2,745	1,587	13,748	7,856	15,594	9,454
Brazil	826	358	1,947	1,202	11,834	6,617	11,483	6,453
Europe	348	443	1,031	887	4,194	2,294	4,185	2,511
Other	268	303	836	579	1,038	242	924	368

	$4,582	$3,550	$12,301	$9,957	$84,635	$52,690	$78,131	$48,939

6.	PROPERTY, PLANT AND EQUIPMENT

	$18,550	$18,550
AS AT SEP. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Renewable power generation	$12,342	$12,443
Timber	669	688
Utilities	926	723
Transport and energy	1,886	1,727
Private equity and finance	2,612	2,497
Other property, plant and equipment	115	70

	$18,550	$18,148

7.	COMMON EQUITY

The company’s shareholders’ equity is comprised of the following:

	$18,550	$18,550
AS AT SEP. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Limited Voting Shares	$2,802	$1,334
Contributed surplus	119	97
Retained earnings	5,531	4,627
Ownership changes	254	187
Accumulated other comprehensive income	5,801	6,550

Common equity	$ 14,507	$12,795

The company is authorized to issue an unlimited number of Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares, together referred to as Limited Voting shares. The company’s Limited Voting Shares have no stated par value. The holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Limited Voting Shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of Limited Voting Shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of share is diluted.

82    BROOKFIELD ASSET MANAGEMENT

The number of Limited Voting Shares issued and outstanding and unexercised options at September 30, 2011 and December 31, 2010 are as follows:

AS AT SEP. 30, 2011 AND DEC. 31, 2010	2011	2010
Class A Limited Voting Shares	619,137,884	577,578,573
Class B Limited Voting Shares	85,120	85,120

	619,223,004	577,663,693
Unexercised options	38,992,136	38,401,076

Total diluted shares	658,215,140	616,064,769

Shares issued and outstanding changed during the three and nine months ended as follows:

	Three Months Ended		Nine Months Ended
FOR THE THREE AND NINE MONTHS ENDED SEP. 30	2011	2010	2011	2010
Outstanding at beginning of period	621,539,071	574,936,455	577,663,693	572,867,939
Shares issued (repurchased)
Dividend reinvestment plan	30,920	25,855	80,596	83,989
Management share option plan	80,213	1,110,594	2,010,915	3,120,956
Repurchases	(2,427,200)	–	(5,627,200)	–
Issuances	–	–	45,095,000	–
Other	–	–	–	20

Outstanding at end of period	619,223,004	576,072,904	619,223,004	576,072,904

In January 2011, the company issued 27,500,000 Class A Limited Voting Shares in connection with the $1.7 billion acquisition of General Growth Properties’ common shares. In February 2011, the company issued 17,595,000 Class A Limited Voting Shares for cash proceeds of C$578 million pursuant to a public equity offering. In March 2011, the company acquired 3.2 million Class A Limited Voting Shares for $106 million, of which 2.4 million shares relate to grants of restricted stock to employees in lieu of share options. During the third quarter of 2011, the company repurchased 2,427,200 Class A Limited Voting Shares under its normal course issuer bid at a cost of $67 million.

Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE THREE AND NINE MONTHS ENDED SEP. 30 (MILLIONS)	2011	2010	2011	2010
Net income available to shareholders	$253	$112	$1,369	$365
Preferred share dividends	(26)	(18)	(77)	(53)
Net income available to shareholders – basic	227	94	1,292	312
Capital securities dividends[1]	10	–	28	–

Net income available for shareholders – diluted	$237	$94	$1,320	$312

AS AT SEP. 30, 2011 AND SEP. 30, 2010 (MILLIONS)			2011	2010
Weighted average shares			615.4	574.3
Dilutive effect of the conversion of options using treasury stock method			10.0	9.9
Dilutive effect of the conversion of capital securities[1,2]			25.7	–

Shares and share equivalents			651.1	584.2

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting Shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder

2.	The number of shares is based on 95% of the quoted market price at period-end

Q3 2011 INTERIM REPORT    83

Stock-based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date.

During the nine months ended September 30, 2011, the company granted 2.7 million stock options at a weighted average exercise price of $32.38 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 33.8% volatility, a weighted average expected dividend yield of 5.0% annually, a risk free rate of 2.8% and a liquidity discount of 25%.

In February 2011, the company established an Escrowed Stock Plan which allows executives to increase their ownership of Brookfield Class A Limited Voting Shares. Under the escrowed plan, a private company was capitalized with common shares (the “escrowed shares”) and preferred shares issued to Brookfield for cash proceeds. The proceeds were used to purchase 3.2 million Brookfield Class A Limited Voting Shares and 75% of the escrowed shares were granted to executives.

The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A Limited Voting Shares issued from treasury of the company, based on the market value of Class A Limited Voting Shares at the time of exchange.

8.	FAIR VALUE CHANGES

Fair value changes consist of mark-to-market gains (losses) and are comprised of the following:

	$1,914	$1,914	$1,914	$1,914
	Three Months Ended		Nine Months Ended
FOR THE THREE AND NINE MONTHS ENDED SEP. 30 (MILLIONS)	2011	2010	2011	2010
Investment property	$392	$21	$999	$242
Timber	157	8	143	(6)
Equity accounted investments	226	(1)	1,104	27
Power contracts	11	54	30	112
Redeemable units	(208)	(68)	(368)	(127)
Interest rate contracts	(97)	(55)	(101)	(128)
Other	63	(13)	107	(47)

	$544	$(54)	$1,914	$73

84    BROOKFIELD ASSET MANAGEMENT

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone:	416-363-9491
Facsimile:	416-363-2856
Web site:	www.brookfield.com
E-Mail:	inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or 1-800-387-0825
(toll free throughout North America)
Facsimile:	416-643-5501
Web site:	www.cibcmellon.com
E-Mail:	inquiries@cibcmellon.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The company’s 2011 Third Quarter Interim is available in English and French on request and on the company’s website and is also filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

Registered holders of Class A Limited Voting Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Limited Voting Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Limited Voting Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our web site.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Limited Voting Shares [1]	First day of February, May, August and November	Last day of February, May, August and November

Class A Preference Shares [1]

Series 2, 4, 10, 11, 12, 13, 17,

18, 21, 22, 24, 26, 28 and 30	15th day of March, June, September and December	Last day of March, June, September and December

Series 8 and 14	Last day of each month	12th day of following month

Series 9	15th day of January, April, July and October	First day of February, May, August and November

1.	All dividend payments are subject to declaration by the Board of Directors

Q3 2011 INTERIM REPORT    85

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL HEAD OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Three World Financial Center	Level 22	Lippo Centre, Tower One	Level 1, Al Manara Building
200 Vesey Street, 11th Floor	135 King Street	13/F, 1306	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	89 Queensway, Hong Kong	Dubai, UAE
10281-0221	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Muller 116, 21° andar,	Suite 1201, Trident Nariman Point, Mumbai
Bay Wellington Tower	London W1S 1JB	Botafogo - Rio de Janeiro - Brasil	400021, India
181 Bay Street, Box 762	United Kingdom	22290 - 160	T 91(22) 6630 6003
Toronto, Ontario M5J 2T3	T (0) 20.7659.3500	CEP: 71.635-250	F 91(22) 6630 6011
T 416.363.9491	F 44 (0) 20.7659.3501	T 55 (21) 3527.7800
F 416.365.9642		F 55 (21) 3527.7799

www.brookfield.com NYSE: BAM TSX: BAM.A EURONEXT: BAMA